FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 10 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2009

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Vera Nicholas-Gervais
Head of the Provincial
Territorial and Parliamentary Affairs Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2009 (the "Annual Reports") follows:

The following additional exhibit is added to the Annual Report:

Exhibit (m)          2010 Ontario Economic Outlook and Fiscal Review

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
November 18, 2010	By: /s/ Irene Stich
Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (m):	2010 Ontario Economic Outlook and Fiscal Review

EXHIBIT (m)

2010 Ontario Economic Outlook and Fiscal Review

For general inquiries regarding the 2010 Ontario Economic Outlook and
Fiscal Review, Background Papers, please call:

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© Queen¡¦s Printer for Ontario, 2010

ISSN 1483-5967 (Print)
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Ce document est disponible en français sous le titre :
Perspectives économiques et revue financière de l¡¦Ontario de 2010,
Documents d¡¦information

2010 Ontario Economic Outlook and Fiscal Review

THE HONOURABLE DWIGHT DUNCAN
Minister of Finance

Background Papers

CHAPTE R 1: Open Ontario

CHAPTER 2: Ontario's Economic Outlook

CHAPTE R 3: Fiscal Outlook

CHAPTE R 4: Borrowing and Debt Management

CHAPTE R 5: Ta x and Pension Modernization

Amendments Relating to the Alcohol and Gaming Regulation and Public

CHAPTE R 6: How to Participate in the 2011 Pre-budget Consultations
Written Submissions.......................................................................... 171
Online Submissions............................................................................171

Tables

CHAPTER 1: Open Ontario
Table 1: Benefits for Eligible Customers ........................................................15

Chapter 2: Ontario¡¦s Economic Outlook
Table 1: Ontario Economic Outlook..............................................................70
Table 2: External Variables............................................................................77
Table 3: How Sustained Changes in Key Assumptions Would

Table 6: Changes in Key Economic Forecast Assumptions: 2010 Fall
Economic Statement (FES) Compared to 2010 Budget.................................97

CHAPTER 3: Fiscal Outlook

CHAPTE R4: Borrowing and Debt Management
Table 1: 2010¡V11 Borrowing Program: Province and Ontario
Electricity Financial Corporation (OEFC).................................................... 140
Table 2: Medium-Term Borrowing Outlook: Province and OEFC................ 142

CHAPTER 5: Tax and Pension Modernization
Table 1: Ontario¡¦s Tax Plan for Jobs and Growth........................................ 164

Charts

CHAPTE R 1: Open Ontario

Chapter 2: Ontario¡¦s Economic Outlook

CHAPTER 3: Fiscal Outlook

CHAPTER 4: Borrowing and Debt Management

CHAPTER 5: Tax and Pension Modernization
Chart 1: HST Rebates, 2011¡V12 ............................................................................ 160
Chart 2: Proposed Energy and Property Tax Credit Enhancement for Seniors........... 161

FOREWORD

Ontario's economy is emerging from the global recession. However, Ontario families are still feeling pinched financially. Many are anxious and uncertain about their ability to make ends meet.

In addition to the lingering impacts of the global recession, Ontarians are feeling the effects of the costs associated with rebuilding and modernizing the province. Over previous decades of neglect, Ontario's electricity system was left to crumble, its schools and hospitals left to age, its tax system left uncompetitive and its retirement income system left dormant.

Over the past seven years, Ontarians have been working together to repair the neglect and rebuild the province. Since 2003, Ontario's schools, colleges, universities, hospitals, roads and bridges have been significantly improved.

The government has also modernized Ontario's tax system, made major investments in the electricity system and introduced pension reform. While these measures will improve the economy and help secure Ontarians' future over the longer term, families are struggling right now with higher costs and concerns about their retirement. They need some help today.

The 2010 Ontario Economic Outlook and Fiscal Review introduces measures to help hard-working Ontario families and businesses. The government is taking action to help Ontarians who are feeling the pinch of the rising cost of living, especially increasing electricity prices. The 2010 Ontario Economic Outlook and Fiscal Review also outlines the Open Ontario plan to create new jobs, boost long-term economic growth and protect the progress Ontarians have made in their schools and hospitals. It updates Ontario's economic outlook and the government's prudent and responsible plan to reduce borrowing, cut spending and eliminate the deficit caused by the global recession.

Much has been accomplished, and more remains to be done. The government will continue to work with Ontarians to build on the progress they have made together.

HELPING ONTARIO FAMILIES

Chapter 1: Section A of the 2010 Ontario Economic Outlook and Fiscal Review - Helping Ontario Families - describes how the government is proposing to provide relief on electricity costs. It also outlines legislation the government will introduce to protect investors and how the government is consulting with Ontarians on securing their retirement future. This section also provides an update on the government's investments in schools, colleges, universities, roads, public transit, skills training and key economic sectors.

Ontario Clean Energy Benefit

The people of Ontario need and deserve a clean, modern and reliable electricity system with stable prices to power their homes and businesses. For a decade, Ontario made little investment in new supply and transmission infrastructure. By 2003, Ontarians did not even know if the lights would stay on.

The previous government's reliance on five coal plants meant that about 25 per cent of Ontario's electricity came from dirty coal. There was no plan for conservation, and no plan for supply to keep up with demand. Energy infrastructure was under stress and in decline. The electricity system lost a net 1,800 megawatts (MW) of power capacity - the equivalent of Niagara Falls running dry. Ontario had to import U.S. coal-generated electricity just to keep the lights on, and even had to set up emergency generators due to fears of brownouts. A brief experiment in market deregulation in 2002 saw spot-market energy prices spike an average of approximately 30 per cent over seven months. That prompted the government of the day to freeze rates at an artificially low level.

Since taking office, the McGuinty government has made the long-overdue investments in electricity system infrastructure that were needed to make sure the lights go on and stay on. In addition, the government is creating a clean, modern, reliable energy system that is attracting new investment and creating jobs. New manufacturing facilities directly related to Ontario's clean energy plan are emerging and employing Ontarians in places like Sarnia, Guelph and Windsor. These new plants will both serve Ontario's market and export their goods.

The government is phasing out coal-fired generation and replacing it with cleaner generation, which is improving the quality of the air Ontarians breathe and will reduce health care costs. Shutting down all coal generation is equivalent to taking seven million cars off the road.

New investments in Ontario's electricity system must continue, in order to ensure the province has a clean, modern, reliable system that includes a significant proportion of renewables and creates jobs. Based on Ministry of Energy projections from the forthcoming Long-Term Energy Plan, prices over the next 20 years are expected to increase by about 3.5 per cent per year.

Over the next five years, however, residential electricity prices are expected to rise by 46 per cent, which is an average annual rate of about 7.9 per cent. This increase will be due to two factors: upgrading and modernizing Ontario's existing generation, transmission and distribution (44 per cent); and the investment in new clean renewable energy generation (56 per cent). Once these investments have been made, price increases are expected to moderate.

Ontario families and businesses are now paying the true cost of electricity. Rising electricity prices are having a significant impact on consumers, who are asking for help with the cost of clean, modern energy. Every little bit of assistance helps during lean times, and several measures are in place or proposed to help families cope with rising electricity costs.

The McGuinty government is taking further action to help mitigate the costs of clean, modern energy for Ontario families. It is proposing direct relief through a new Ontario Clean Energy Benefit (OCEB). For eligible residential, farm and small business consumers, the OCEB would provide a benefit equal to 10 per cent of the total cost of electricity on their bills including tax. Due to the length of time required to amend electricity bills, these price adjustments would appear no later than May 2011, and they would be retroactive to January 1, 2011.

Ontario's Tax Plan for Jobs and Growth

Ontarians deserve more, and higher-paying, jobs. Through Ontario's Tax Plan for Jobs and Growth, the McGuinty government has modernized the tax system to create the best possible climate to attract investment and encourage businesses to create Ontario jobs in the new global economy. These changes will help create almost 600,000 jobs within 10 years.

Ontario's Tax Plan for Jobs and Growth also cut income taxes for 93 per cent of income tax payers and enhanced sales and property tax credits for low- to middle-income families and individuals.

Tax relief for Ontario families makes their lives a little easier. The McGuinty government is providing eligible Ontario residents with three Sales Tax Transition Benefit payments totalling up to $300 for single people and up to $1,000 for families and single parents. The first payment was made in June 2010 and the second and third payments will be made in December 2010 and June 2011.

Managing Responsibly

Before the global recession, growth in spending on programs and services by the McGuinty government did not exceed growth in revenues. The government eliminated the $5.5 billion fiscal deficit it inherited and posted three consecutive balanced budgets.

When the global recession occurred, Ontario was hit harder than other provinces due to its manufacturing and forestry sectors. Government revenues declined steeply.

During the recession, the McGuinty government chose to lessen the impact on Ontarians through short-term stimulus investments to help create and preserve jobs. According to a March 2010 report by the Conference Board of Canada, Ontario's increased infrastructure spending preserved about 70,000 jobs in the province in 2009 and added almost a full percentage point to Ontario economic growth that year.

The government also made a decision to protect education, health care and other crucial public services. As a result, Ontario, like many other jurisdictions in Canada and around the world, has a fiscal deficit.

Taxpayers want to know that the government is using their money wisely. Chapter 1: Section B, Managing Responsibly, outlines the measures the government is taking to manage spending, reduce costs and pay off debt.

Examples of the government's measures to manage spending include cutting the prices of most generic drugs under the Ontario Public Drug Program in half and restraining compensation in the Ontario Public Service and broader public sector.

Modernizing Ontario's Electronic Land Registration System

The government's fiscal situation is much like that of Ontario households, which often need to carry more debt to make ends meet during difficult economic times. Managing responsibly - for households and governments - means striking the right balance among necessary investments, managing spending and paying off debt.

The government has negotiated the principal terms of a proposed agreement to renew its long-standing business partnership with Teranet Inc. by extending Teranet's exclusive licences to provide electronic land registration and writs services in Ontario. Unlike transactions by the previous government, such as the sale of Highway 407, this proposed agreement contains significant protection for consumers. For example, it would continue Provincial control over fees for statutory land registration and writs services. Under the proposed agreement, all Teranet fees for these services would be frozen for five years. After that, certain fees would be increased to equalize fees for searches done in land registration offices with those done remotely. Certain fees would increase by only half of the inflation rate, meaning they would decline in real terms over time.

The government would use the $1 billion payment from this proposed agreement to reduce Ontario's debt. Using this payment to reduce debt is the responsible thing to do. One clear benefit of this debt reduction is that it would decrease Ontario's ongoing borrowing requirements and would save up to $50 million in annual interest costs, or $250 million over five years. Additionally, under this proposed agreement, Ontario would receive annual royalty payments, beginning in 2017. These royalties are expected to be $50 million in 2017-18 and to grow in future years.

Economic and Fiscal Outlook

Chapter 2: Ontario's Economic Outlook provides an update on the state of Ontario's recovering economy. While key economic indicators have improved from lows during the recession, Ontario's families and businesses are still feeling the effects of the global financial and economic crisis. Despite the severity of the recession's impact on employment, 75 per cent of the jobs lost have been recovered.

While economic forecasts for 2010 have improved compared to those in the 2010 Budget, they have weakened for subsequent years, largely due to weaker U.S. growth. The Ministry of Finance is projecting real gross domestic product (GDP) growth of 3.2 per cent in 2010, 2.2 per cent in 2011, 2.5 per cent in 2012 and 2.7 per cent in 2013. Data tables on the Ontario economy are available at www.fin.gov.on.ca/en/budget/fallstatement/2010/ecotables.html

Ontario's 2009-10 deficit was $19.3 billion. By continuing its prudent approach to fiscal management, the government is on track for a deficit of $18.7 billion in 2010-11, which is almost 25 per cent lower than the $24.7 billion deficit projected a year ago for 2009-10. The government has laid out a realistic and responsible plan to cut the deficit in half within five years of its highest point and to eliminate it in eight years. Chapter 3: Fiscal Outlook provides additional details on Ontario's finances.

The total funding requirement for the Province's 2010-11 fiscal year has decreased by $2 billion since the 2010 Budget, due to the $1 billion decrease in the provincial deficit and the anticipated $1 billion payment to the Province from the proposed Teranet agreement. Ontario's interest on debt expenses is $246 million lower than projected in the 2010 Budget. Chapter 4: Borrowing and Debt Management summarizes Ontario's borrowing and debt activity.

Tax and Pension Modernization for Ontarians

Chapter 5: Tax and Pension Modernization provides details of Ontario's Tax Plan for Jobs and Growth, including measures to support people and businesses. Ontario is providing several tax credits that put money back into the pockets of those who need it most. It also describes the government's actions to improve retirement income security.

Participating in the 2011 Pre-Budget Consultations

The McGuinty government encourages individuals, organizations and other partners to share their views on Ontario's economy and finances. Chapter 6: How to Participate in the 2011 Pre-Budget Consultations invites Ontarians to suggest what more the government can do to create jobs and improve services for people, while eliminating the deficit.

CHAPTER 1

Open Ontario

Section A: Helping Ontario Families

HIGHLIGHTS

Helping Electricity Consumers

☑
The proposed new Ontario Clean Energy Benefit would reduce the electricity bills of eligible residential, farm and small business consumers by 10 per cent a month for the next five years, effective January 1, 2011.

☑	The Northern Ontario Energy Credit is providing up to $200 per family and up to $130 for single people to help with home energy costs. It will be available to more than half of all northerners.

Tax Relief for People and Businesses

☑	The Tax Plan for Jobs and Growth will help create nearly 600,000 net new jobs within 10 years.

☑	Personal Income Tax cuts for 93 per cent of income tax payers, effective January 1, 2010.

☑	Up to $50 per child per year (up to $100 per child with a disability) proposed to help parents with the cost of enrolling their children in activities that encourage them to be healthy and active.

☑	Up to $1,040 in annual tax relief for a qualifying family of four through the Ontario Sales Tax Credit.

☑
The proposed Ontario Energy and Property Tax Credit would provide up to $900 in annual tax relief for a non-senior family or single person and up to $1,025 for seniors, benefiting about 2.8 million low- to middle-income individuals and families.

☑
Up to $1,000 per family or $300 per single person through the Ontario Sales Tax Transition Benefit to help Ontarians adjust to the Harmonized Sales Tax. The second of up to three payments will be delivered in December 2010.

Infrastructure Investments

☑	Investments over 2009-10 and 2010-11 for roads, bridges, public transit and other infrastructure are creating and preserving jobs and increasing Ontario's long-term competitiveness.

Investing in Knowledge and Skills

☑	20,000 new student spaces in colleges and universities in 2010-11.

☑	200,000 more postsecondary students and apprentices will be learning this year compared to 2002-03.

☑
More than one million Ontarians are receiving skills training and employment assistance annually. The government committed approximately $1.6 billion to jobs and skills training through Employment Ontario in each of 2009-10 and 2010-11, with a special focus on workers affected by the economic recession.

☑
Full-day kindergarten is available in nearly 600 schools for up to 35,000 students. In September 2011, full-day kindergarten will be available in 200 more schools, meaning up to 50,000 children will be benefiting from the program.

☑	In 2009-10, over 50,000 more students in Grades 3, 6 and 9 met or exceeded the provincial standard in reading, writing and mathematics when compared to 2002-03 results.

☑	High school graduation rates increased from 68 per cent in 2003-04 to 79 per cent in 2008-09. That means more than 52,500 additional students have graduated since 2003-04.

Securing Our Retirement Future

☑
Advocating for a stronger retirement income system for working Ontarians through a modest, fully funded and gradual enhancement to the Canada Pension Plan (CPP), and pension innovation to provide new, lower-cost savings options.

☑	Introduced the most significant reforms to Ontario's pension laws in over two decades.

☑	Continuing to consult widely with Ontarians on how to make saving for retirement easier, more affordable and more secure.

Protecting Consumers through Strong Financial Regulation

☑	Proposed amendments to the Ontario Securities Act to promote fair and efficient capital markets, enhance investor protection and help Canada deliver on its international commitments.

☑	Working with federal, provincial and territorial governments to establish a Canadian Securities Regulator.

Supporting Ontario Prosperity and Jobs

☑
Ontario was the only sub-national jurisdiction in North America to invest in the long-term viability and competitiveness of the auto industry, while protecting workers and communities. For the first 10 months of 2010, total vehicle production in Ontario rose by 46 per cent compared to the same period last year and workers are being rehired.

☑	Supporting jobs and growth in the north through Ring of Fire investments and the Far North Act, 2010.

☑	Provided support to the Toronto Financial Services Alliance to help implement a government-industry plan to grow Ontario's financial services sector.

☑
The Global Risk Institute (GRi), comprising industry leaders, regulators and members of the academic community, was announced in September 2010. This new institute will build on Toronto's status as a premier financial services centre.

HELPING ELECTRICITY CONSUMERS

The Plan:

The McGuinty government is committed to building the electricity system the people of Ontario need and deserve to power their homes and businesses - a clean, modern and reliable system with stable prices.

For a decade, Ontario made little investment in new supply and transmission infrastructure. By 2003, Ontarians did not know if the lights would stay on. The province had just endured the largest blackout in North American history. The previous government's reliance on five coal plants meant that about 25 per cent of Ontario's electricity came from dirty coal. There was no plan for conservation, and no plan for supply to keep up with demand. Energy infrastructure was under stress and in decline. Instead of adding generation capacity, the electricity system lost a net 1,800 megawatts (MW) of power capacity - the equivalent of Niagara Falls running dry. Moreover, Ontario had to import U.S. coal-generated electricity just to keep the lights on. The government had even set up emergency generators for fear of brownouts. A brief deregulated market experiment in 2002 saw spot-market energy prices spike an average of about 30 per cent over seven months. That prompted the government of the day to freeze rates at an artificially low level.

The Results:

As a result of necessary investments in new sustainable generation made by this government, Ontarians can count on a reliable electricity system that ensures the lights stay on. Since 2003, more than 8,000 MW of new, clean power have come online, making up more than 20 per cent of current capacity. Ontario Power Generation completed the refurbishment of Pickering A Unit 1 and launched significant hydroelectric and other renewable and clean energy projects. The Niagara tunnel project, using the largest hard-rock tunnelling machine in the world at the time, will increase the output of power from Niagara Falls and produce enough extra annual energy to power as many as 160,000 homes. The Lower Mattagami hydroelectric project will increase Ontario's supply of clean, renewable power by about 440 MW, powering over 300,000 homes. Furthermore, Bruce Power is currently working to return two units of Bruce A to operation, with a total of 1,500 MW of additional baseload capacity.

The Province's transmission and distribution company, Hydro One, has also invested $7 billion in the improvement of some 5,000 kilometres of its transmission and distribution lines, along with other system improvements. Hydro One's average annual investment has been double what it was from 1996 to 2003. Local distribution companies in the province have also invested in the modernization of Ontario's distribution system, and are working to develop a smart grid to increase the reliability of electricity delivered to homes and businesses. By using communications technology, the smart grid will make more efficient use of existing infrastructure, improve conservation, and allow better integration of small renewable projects.

These investments have also allowed the Province to pursue the elimination of coal-generated electricity, replacing it with cleaner sources such as wind, solar and bio-energy. In 2005, the government permanently shut down the four-unit Lakeview coal plant in Mississauga. In October 2010, four more coal-fired generating units were permanently shut down. The Province is on track to phase out dirty coal-fired electricity generation in 2014, the largest initiative of its kind in North America in that timeframe. This will be equivalent to taking seven million cars off the road and will improve air quality while reducing health care costs.

Health Risks of Coal-Fired Generation

A 2005 study by DSS Management Consultants Inc. and RWDI Air Inc., commissioned by the Ministry of Energy, estimated that coal-fired generation was responsible for about $3 billion in annual health damages in Ontario including premature deaths, hospital admissions and various illnesses.

Long-Term Energy Plan

When this government took office in 2003, it inherited an electricity system that had no long-term plan. Through the Electricity Restructuring Act, 2004, the government created and mandated the Ontario Power Authority (OPA) to use a formal 20-year planning process to help forecast and meet the province's electricity needs. Under this process, the long-term plan was designed to be updated every three years to incorporate developments in technology, in the supply of renewables, and changes to demand.

The OPA's first long-term plan, known as the Integrated Power System Plan, was submitted in 2007. The Plan was based on a supply-mix directive that the OPA received from the government in 2006. It set the stage for moving Ontario forward to a more sustainable supply mix and reliable system.

Building on these efforts, the government passed the Green Energy and Green Economy Act, 2009 (GEA) as part of its plan for Ontario to become a leading economy in clean and sustainable technologies. The GEA will help boost investments in clean, renewable energy and conservation, securing long-term economic development and job creation in Ontario.

The GEA was a groundbreaking and significant accomplishment. It is:

☑	sparking growth in clean and renewable sources of energy such as wind, solar, hydro, biomass and biogas in Ontario;

☑	creating incentives to increase energy efficiency through a series of conservation measures;

☑	encouraging the development of a leading clean energy economy;

☑	setting the stage for smart grid implementation in Ontario; and

☑	creating 50,000 jobs for Ontarians in its first three years.

Since 2003, new renewable energy projects already in place or under construction represent a total investment of approximately $8.1 billion and have brought more than 1,500 MW of new renewable energy online. In 2003, Ontario had only 10 wind turbines; now there are more than 700.

Clean Energy investments

☑
The Sarnia Solar Project, with 80 MW online as of October 2010, is the world's largest operating solar photovoltaic electricity generation facility, producing enough energy to power 12,000 homes. Construction of the project created about 800 jobs.

☑
The 199.5 MW Melancthon EcoPower Centre near Shelburne, reached its current size in November 2008 and created a total of 500 jobs during construction of its two phases. The 197.8 MW Wolfe Island Wind Farm began commercial operation in June 2009 and created 250 jobs during construction. These are Canada's two largest wind projects.

☑
In August 2010, the government announced that Ontario will be turning off coal and switching on biomass at the Atikokan Generation Station. About 200 construction jobs are being created at this project.

☑
The 84 MW East Windsor Cogeneration Centre began commercial operation in November 2009. In addition to electricity generation, the facility provides steam to power Ford's Windsor operations. Construction of the project created about 150 jobs.

☑
The transmission project from the Bruce nuclear generating stations to Milton is the largest expansion of Ontario's transmission system in 20 years. About 500 direct jobs are related to this project. It will provide Ontario's electricity grid with the capacity to transmit more than 3,000 MW of power from clean and renewable energy sources.

☑
The Lower Mattagami project is the largest northern hydroelectric generating construction project in 40 years. This project will increase clean renewable power by approximately 440 MW. During the five years of construction, approximately 600 people will work on the project annually. Ontario Power Generation's partner in the project is the Moose Cree First Nation.

☑
The 642 MW Halton Hills Generating Station began commercial operation on October 28, 2010. The high-efficiency combined cycle plant uses state-of-the-art low-emissions technology to meet high environmental standards. The project created about 800 construction jobs at its peak.

With this foundation in place, it is time to review Ontario's long-term energy plan. The Ministry of Energy will be releasing an updated Long-Term Energy Plan and a new directive to the OPA shortly.

The 2010 Long-Term Energy Plan will provide the roadmap for an updated supply mix, new investments in transmission and distribution, and stable and predictable industrial and consumer electricity pricing.

Energy Prices

In order to have a clean, modern system that includes a significant proportion of renewables, ensures reliability and creates jobs, investments in Ontario's electricity system will need to continue. While absolutely necessary, these investments are increasing electricity costs. Based on the Ministry of Energy projections from the forthcoming Long-Term Energy Plan, prices over the next 20 years are expected to increase by about 3.5 per cent per year.

Over the next five years, however, residential electricity prices are expected to rise by 46 per cent, which is an average annual rate of about 7.9 per cent. This increase will be due to two factors: upgrading and modernizing Ontario's existing capacity in nuclear and natural gas generation, transmission and distribution (44 per cent); and the investment in new clean, renewable energy generation (56 per cent).

Continued investments in transmission, conservation and supply are needed for a system that provides more efficient and reliable electricity to consumers whenever they need it and does not pollute Ontario's air or negatively affect the health of citizens and future generations.

After five years, Ontario will have largely completed the transition to a cleaner, more reliable system due to the replacement of coal-fired generation and new renewable generation under the GEA. The GEA investments will create more than 50,000 jobs. Once these investments have been made, the price increases are expected to moderate.

On October 1, 2009, the Ontario Power Authority (OPA) launched North America's first comprehensive Feed-in Tariff Program, which pays clean renewable energy generators for the electricity they produce. It is designed to encourage the development of renewable energy projects by a diverse range of small and large-scale generators. Through this new program, the OPA has awarded contracts for 2,500 MW of renewable energy, which will create 20,000 direct and indirect jobs.

Ontario families and businesses are now paying the true cost of electricity. Rising electricity prices are having a significant impact on consumers who are asking for help with the cost of clean, modern energy.

Every little bit of assistance helps during lean times and there are several measures in place or proposed to help families cope with rising electricity costs.

Helping Ontario Families with Energy Costs

☑
The energy component of the proposed Ontario Energy and Property Tax Credit would put up to $200 per year back into the pockets of low- to middle-income families and seniors to help offset the HST on energy, for a total of $1.2 billion over three years.

☑
The Northern Ontario Energy Credit will provide an annual credit of up to $130 for a single person and up to $200 for low- to middle-income families and single people in the north who own or rent their homes, saving Ontarians a total of $110 million over three years.

Ontario Clean Energy Benefit

Through the 2010 Ontario Economic Outlook and Fiscal Review, the government is taking action today to help Ontarians who are feeling the pinch of rising costs and electricity prices. The Ontario government is proposing direct relief through a new Ontario Clean Energy Benefit (OCEB).

For eligible consumers, the proposed OCEB would provide a benefit equal to 10 per cent of the total cost of electricity on their bills including tax, effective January 1, 2011. Due to the length of time required to amend bills, these price adjustments would appear on electricity bills no later than May 2011, and would be retroactive to January 1, 2011.

Eligible consumers include residential, farm, small business and other small users. The proposed OCEB would help over four million residential consumers and over 400,000 small businesses, farms, and other consumers with the transition to a reliable and cleaner electricity system as more investment in transmission and supply capacity is brought online to support the province.

The following table provides examples of the impact the proposed OCEB would have on monthly electricity bills.

Benefits for Eligible Customers				Table 1
Customer (Monthly Consumption)	Current Estimated Monthly Bill	Estimated Bill after Ontario Clean Energy Benefit	Monthly Benefit* (10%)	Yearly Benefit* (10%)
Typical Residential 800kWh	$128	$115.20	$12.80	$153.60
Small Business 10,000kWh	$1,430	$1,287	$143	$1,716
Farm 12,000kWh	$1,710	$1,539	$171	$2,052
*Typical 2011 monthly benefit for a consumer. Benefit amount will vary based on actual price, consumption and location. Source: Ontario Ministry of Energy.

In 2010-11, the estimated cost of the proposed OCEB is $300 million, with an estimated full-year cost of $1.1 billion next year. These costs are accommodated within the fiscal plan as a result of the government's prudent approach to managing its finances.

The Province's revenues from its ownership of Ontario Power Generation and Hydro One are projected to be approximately the same as the cost of the OCEB.

Providing the 10 per cent OCEB to Ontarians is a responsible way of helping Ontario families through the transition to a cleaner electricity system. The OCEB would help residential and small business consumers over the next five years as the grid is modernized and coal generation is eliminated. The government is introducing legislation to implement the proposed OCEB.

In addition to the OCEB, the government will also outline, through its Long-Term Energy Plan, a strategy that will carefully balance cleaner generation, job creation, reliability and cost.

Instead of a system that was polluting, unreliable and in decline with unstable pricing, Ontarians will have a North American-leading clean energy system that keeps the lights on for generations to come, creates jobs for Ontario families and ensures the air they breathe is cleaner.

TAX RELIEF FOR PEOPLE AND BUSINESSES

Supports for Low- to Middle-Income Ontarians

The Plan:

Ontario's Tax Plan for Jobs and Growth and additional tax measures announced since the 2009 Budget would provide tax relief of $12 billion for people over three years.

The Results:

Permanent cuts to personal income taxes mean that, for 93 per cent of Ontario income tax payers, taxes will be reduced by $200, on average, for the 2010 tax year. In addition, Ontario offers several tax credits that put money back into the pockets of those who need it most. Tax relief provided through tax credits has been significantly enhanced to provide more relief to more people.

☑	The Ontario Sales Tax Credit provides up to $260 per person in annual tax relief or up to $1,040 for an eligible family of four.

☑	The proposed Ontario Energy and Property Tax Credit would provide up to $900 annually for non-seniors in relief for sales tax on energy and for property tax, or up to $1,025 for seniors.

☑	The new Northern Ontario Energy Credit provides up to $130 annually for a single person and up to $200 for families (including single parents).

Starting with these tax credits, the government is moving towards providing benefits on a more timely and regular basis. People used to receive the combined property and sales tax credits after filing a tax return; that is, once a year in a lump-sum payment. Ontarians began to receive quarterly instalments of the new Ontario Sales Tax Credit in August 2010. The Northern Ontario Energy Credit and proposed Ontario Energy and Property Tax Credit would also begin to be paid four times a year, starting in July 2011. The government will continue to work to better align the timing of Ontario's tax credits and other benefits with the day-to-day expenses that people face.

These new tax credits would assist low- to middle-income people, and build upon this government's other initiatives, including the Ontario Child Benefit, introduced in 2007, the Ontario Senior Homeowners' Property Tax Grant, introduced in 2009, and the proposed Children's Activity Tax Credit.

A new web portal will soon make it easier for people to find out what tax credits they can claim.

Children's Activity Tax Credit

A new Children's Activity Tax Credit has been proposed to help parents with the cost of enrolling their children in activities that encourage them to be healthy and active. This would be the only tax credit in Canada that provides for a broad range of children's activities. Parents would be able to claim up to $500 of eligible expenses and receive up to $50 per child per year (up to $100 per child with a disability) towards the cost of these activities. Parents would be able to claim this credit in addition to the federal children's fitness tax credit.

The federal children's fitness tax credit is a non-refundable tax credit -it reduces the amount of income tax a person pays. People who do not earn enough to pay income tax do not benefit from non-refundable tax credits. Ontario's proposed credit would be refundable so people would get the credit even if they pay no income tax. This would allow more lower-income families to benefit.

Opening Ontario to Jobs and Growth

The Plan:

In addition to helping families through tax relief and the Ontario Clean Energy Benefit, the government is making Ontario a more attractive place for businesses to invest and create jobs. Over three years, the Ontario Tax Plan for Jobs and Growth is providing more than $4.8 billion in tax relief for businesses.

The Results:

The Tax Plan for Jobs and Growth announced in the 2009 Budget replaced the Retail Sales Tax (RST) with the Harmonized Sales Tax (HST) on July 1, 2010 and delivers both permanent and temporary tax relief to people and businesses. See Chapter 5: Tax and Pension Modernization for additional details on the tax relief measures for people and businesses.

The replacement of the RST with the HST has reduced operating costs for businesses in Ontario. The RST applied to many business purchases and, as a result, multiple layers of sales tax were built into the cost of these purchases. The HST removes the sales tax on business inputs, providing a cost saving to businesses. The HST also simplifies tax compliance for businesses by streamlining tax administration and eliminating over 5,000 pages of outdated rules, regulations and operating procedures. The move to a single tax administration with one set of forms, one payment and one point of contact for audits, appeals and taxpayer services will save businesses more than $500 million a year.

These cost savings allow businesses to lower their prices for Ontario consumers and to better compete for more sales abroad. These changes, combined with other tax relief for businesses, encourage new investment and create jobs.

In today's global economy, many businesses can operate almost anywhere in the world. In order to compete with other jurisdictions for investment and jobs, Ontario must have a tax system that encourages businesses to locate here. The HST, together with other tax changes, will cut Ontario's marginal effective tax rate on new business investment in half by 2018, making Ontario one of the most tax-competitive jurisdictions in the industrialized world for business investment, leading to more jobs.

A study that examined the experience in the Atlantic provinces that adopted the HST in 1997 found that investment in machinery and equipment was 12.1 per cent higher relative to other provinces.1 In Ontario, the HST will also contribute to the strong growth in business investment in machinery and equipment expected between 2010 and 2013.

1
Michael Smart, "Lessons in Harmony: What Experience in the Atlantic Provinces Shows about the Benefits of a Harmonized Sales Tax," C.D. Howe Institute Commentary, C.D. Howe Institute, Issue 253, July 2007.

Other studies from around the world have confirmed that lower corporate tax rates result in higher investment, which in turn leads to a higher demand for workers and higher incomes for working people.2

The Tax Plan for Jobs and Growth will lead to similar benefits for Ontarians. It is estimated that by 2020, the reduction in the tax burden on new business investment due to the tax plan and other tax changes will increase investment in the province by $47 billion, leading to almost 600,000 net new jobs and higher annual incomes of up to 8.8 per cent.3

2
For example, Wiji Arulampalam, Michael P. Devereux and Giorgia Maffini, 2009, ¡¡¡ÓThe Direct Incidence of Corporate Income Tax on Wages,¡¨ Working Paper 09/17, Oxford University Centre for Business Taxation; and Ruud A. de Mooij, and Sjef Ederveen, ¡¡¡ÓTaxation and Foreign Direct Investment: A Synthesis of Empirical Research,¡¨ International Tax and Public Finance, no. 6, 673-93, November 2003.

3	Jack Mintz, "Ontario's Bold Move to Create Jobs and Growth," School of Public Policy, University of Calgary, November 2009.

INFRASTRUCTURE INVESTMENTS

Investment in public infrastructure is a key component of the government's Open Ontario plan and an essential building block of the economy. Infrastructure investments are improving Ontario's schools, hospitals, roads and bridges. They enhance the quality of life for citizens, improve public services, reduce business costs and stimulate the economy by preserving and creating jobs.

The Economic Impact of Public Infrastructure in Ontario

Conference Board of Canada, March 2010

The Conference Board of Canada produced a report that assessed the economic impact of public infrastructure investment in Ontario.*

☑
Public infrastructure investment provided over 180,000 direct, indirect and induced full-year jobs in 2009, rising to nearly 225,000 jobs in 2010. (Induced jobs are generated by the spending from those directly and indirectly employed.)

☑
The extra boost to infrastructure spending, partly due to new stimulus measures to counter the global recession, helped lift Ontario real gross domestic product growth by 0.9 percentage points in 2009 and is expected to add a further 0.4 percentage points in 2010.

☑	Additional spin off benefits from investments in infrastructure that the Conference Board identified include improved health, improved educational attainment and reduced transit times.

☑
Investment in public infrastructure in Ontario supports business-sector productivity growth. Since 2000, programs such as Move Ontario and ReNew Ontario have lifted the contribution of public capital investment to productivity growth to 0.23 percentage points annually, up from 0.16 percentage points in the previous two decades.

*	Pedro Antunes, Kip Beckman and Jacqueline Johnson, "The Economic Impact of Infrastructure in Ontario," The Conference Board of Canada, March 2010.

The Plan:

The government is investing approximately $28 billion in 2009-10 and 2010-11 to stimulate economic growth. These investments include short-term stimulus projects as well as major new investments to enhance Ontario's economic and community-based infrastructure.

Ontario's communities are benefiting from infrastructure investments in clean water, health, education, transportation, culture, tourism, sports and recreation, and social and affordable housing.

The Results:

Significant progress was made over the summer construction season on the government's stimulus investments. For example, the average percentage of project completion for the Infrastructure Stimulus Fund rose from 42 per cent in June 2010 to 66 per cent in October 2010. Over 3,300 short-term stimulus projects are now complete.

Infrastructure investments are making a difference in Ontario:

☑
Improving Community Infrastructure: In 2009-10, the provincial and federal governments jointly committed more than $110 million to 55 community centre and community service infrastructure projects through the Infrastructure Stimulus Fund. Projects include the rehabilitation of the Chaplin Family YMCA in Cambridge, which is improving the energy efficiency and longevity of a facility that serves the family recreation needs of this community.

☑
Improving Health Care: Construction is in progress or completed for more than 100 major hospital projects. For example, the new Sudbury Regional Hospital, one of 18 new hospitals built or underway since 2003, brings together all acute and rehabilitation services from three sites into one location.

☑
Improving Ontario's Schools: Infrastructure investments are making schools better places to learn. Since 2003, 400 new schools have been built with 100 more in progress. In addition, more than 17,000 school renewal projects, including replacing roofs, windows and boilers, are completed or underway.

☑
Improving Postsecondary Facilities: In 2009-10, the federal and provincial governments committed approximately $1.5 billion in joint stimulus funding for 49 infrastructure projects at Ontario's colleges and universities. These projects include a new library and academic facility at Centennial College's Progress campus and a new instructional and laboratory project at the University of Toronto Mississauga. This and other stimulus investments are modernizing campuses and creating more than 36,000 spaces at postsecondary institutions across Ontario.

☑
Improving Ontario's Highways: Ontario highway investments have created or rehabilitated more than 3,500 kilometres of new and existing roads since 2004. This is roughly the same distance as the drive from Ottawa to Calgary. Recently completed projects include four-laning of a nine-kilometre section of Highway 11 from Katrine to Burk's Falls - a $126 million investment in a key gateway corridor to northern Ontario - and the opening of 16 kilometres of high-occupancy vehicle lanes on the Queen Elizabeth Way between Trafalgar Road in Oakville and Guelph Line in Burlington.

For more information on Ontario's infrastructure investment, visit: www.ontario.ca/infrastructure

INVESTING IN KNOWLEDGE AND SKILLS

The Plan:

A well-educated workforce drives the province's economic growth and competitiveness. That is why education, from early learning through elementary, secondary and postsecondary, is a top priority for the McGuinty government. Ontario's colleges, universities and training institutions play a critical role in equipping people for the jobs that will ensure future prosperity. They also open the province to the world, attracting students from every corner of the globe, which has significant economic benefits in a knowledge-based economy.

Employment and Training Supports

The Results:

☑ Over the past two years, the need for employment and training services increased sharply because of the global recession. In response, the government committed about $1.6 billion to jobs and skills training through Employment Ontario in each of 2009-10 and 2010-11, with a special focus on workers affected by the economic recession.

☑Employment Ontario is serving more than one million people annually, including laid-off workers, apprentices, newcomers and youth, as well as employers who use the network to find workers with the skills they need.

☑Since 2008, the Second Career program has helped over 36,000 laid-off workers get training.

☑93 per cent of Second Career participants surveyed have graduated and over 60 per cent have found jobs within an average of three months of graduating.

☑About 120,000 apprentices are learning a trade today - almost twice as many as in 2002-03.

☑More than 40,000 newcomers are working in jobs consistent with their education and experiences, thanks to more than 200 bridge training programs in over 100 professions and trades.

☑This year, more than 120,000 immigrants used free language training programs to improve their ability to speak and write English or French.

Supporting a Knowledge-Based Economy

The Results:

☑200,000 additional postsecondary students and apprentices will be learning this year compared to 2002-03.

☑63 per cent of Ontario adults have attained postsecondary education credentials. This is one of the best attainment rates in the world, more than 20 per cent higher than in the United States and almost twice as high as in the United Kingdom. Ontario is reaching even higher, with a new target of 70 per cent.

☑Ontario has one of the most generous student assistance programs in the country. About 187,000 Ontario Student Assistance Program (OSAP) recipients benefited in 2009-10 from improvements through the Reaching Higher plan. In 2010-11, as part of the government's Open Ontario plan, an additional $81 million is being provided in financial support for college and university students, to expand and modernize OSAP.

Full-Day Kindergarten

More than one in four children who enter Grade 1 are significantly behind their peers. Many never close the gap and are unable to fully participate in and contribute to society. To ensure that a quarter of Ontario's children are not left behind, more must be done, earlier, to support children's learning. That is why Ontario introduced full-day kindergarten for four- and five-year-olds.

Full-day kindergarten is an important part of the government's Open Ontario plan. Getting kids off to a good start today means a strong economy in the future. Full-day kindergarten and seamless before- and after-school programs also help busy parents save time and money.

The Results:

☑This school year, full-day kindergarten is available in nearly 600 schools for up to 35,000 students in Ontario. Parents may also enroll their child for extended hours for a reasonable fee, before and after regular school hours.

☑In September 2011, full-day kindergarten will be available in an additional 200 schools. That means by 2011, up to 50,000 children will benefit from the program.

☑At full implementation, the program will employ up to an additional 3,800 teachers and 20,000 early childhood educators, and benefit about 247,000 children.

Student Success

The Results:

☑Since 2002-03, the government has made great strides towards helping students improve their reading, writing and math skills. Over recent years, these programs have helped more students achieve the provincial standard on province-wide tests - in 2009-10, 68 per cent of Grades 3 and 6 students met or exceeded the provincial standard in reading, writing and math. This is a 14 percentage point increase since 2002-03.

☑Since 2005, the government's Student Success Strategy has been helping students in Grades 7 to 12 tailor their education to their individual strengths, goals and interests. Graduation rates increased from 68 per cent in 2003-04 to 79 per cent in 2008-09. That means more than 52,500 additional students have graduated since 2003-04.

SECURING OUR RETIREMENT FUTURE

The government is committed to strengthening the retirement income system and helping Ontarians secure a stable retirement. More Ontarians are concerned about their retirement savings because they saw how the global recession affected their investments. At the same time, fewer working Ontarians have a pension plan. Many Ontarians are not saving enough to maintain their standard of living in retirement and are feeling insecure and uncertain about their financial future.

The discussion paper "Securing Our Retirement Future: Consulting with Ontarians on Canada's Retirement Income System" can be found at: www.ontario.ca/pensions

The Plan:

Ontario has a comprehensive plan to improve retirement income security for Ontarians. The plan consists of three key elements:

☑
supporting a modest, fully funded and gradual increase to the Canada Pension Plan (CPP) to ensure that working Canadians have an improved pension. The Province is requesting feedback on possible approaches to a modest expansion of the CPP by November 29, 2010. This feedback will help inform Ontario's position at the federal-provincial-territorial finance ministers' meeting on December 20, 2010;

☑
working with other governments and pension partners to develop new and innovative ways to expand the range of institutions that can set up pension plans and the range of people who can access them, including the self-employed; and

☑	modernizing Ontario's Pension Benefits Act to enhance reliability, security and affordability of employment-based defined benefit pension plans.

The Results:

☑
The Securing Pension Benefits Now and for the Future Act, 2010 proposes changes that would strengthen pension funding rules, clarify pension surplus rules and ensure a more sustainable Ontario Pension Benefits Guarantee Fund. It builds on the first phase of reforms that were passed unanimously by the legislature in May 2010 (the Pension Benefits Amendment Act, 2010). These changes constituted the first major pension reforms in over 20 years.

PROTECTING CONSUMERS THROUGH STRONG FINANCIAL REGULATION

Ontario is moving ahead with plans to protect consumers and investors and to ensure strong and competitive financial markets. Canada's financial system, largely based in Ontario, has emerged as a world leader, according to the latest reports by the International Monetary Fund and World Economic Forum. Effective federal and provincial regulation and prudent risk management contributed greatly to market safety and stability.

The Plan:

The government is modernizing Ontario's financial regulation by protecting consumers and investors, strengthening regulatory requirements to bolster the soundness and stability of financial markets, and adopting flexible and effective global regulatory practices.

☑
The federal government and interested provinces and territories are working together to establish a Canadian Securities Regulator. To meet the needs of Canadian capital markets, the national regulator should be centred in Canada's financial capital, Toronto.

☑
The government is proposing amendments to the Ontario Securities Act to allow the Ontario Securities Commission (OSC) to develop and implement a robust regulatory framework for over-the-counter (OTC) derivatives. These amendments would allow for new rules specifically designed for OTC derivatives and would also include derivatives within the scope of existing insider-trading offences.

☑
With the proposed amendments to the Act, Ontario is providing regulatory leadership, promoting fair and efficient capital markets, enhancing investor protection and bringing its legislation in line with Canada's international commitments. The proposed framework is also consistent with the federal government's draft Canadian Securities Act and would facilitate a seamless transition to the regulation of this vital market at the national level.

☑	This legislative initiative will help promote Ontario's growing stature as a well-regulated, world-class financial market.

☑
Additional proposed amendments to the Ontario Securities Act would provide for regulatory oversight of credit rating agencies and strengthen the oversight of alternative trading systems (ATSs), which are securities marketplaces that perform some of the functions of an exchange.

"The evolution of the capital markets also reinforces that now - more than ever - we must reform our system of regulation by supporting the implementation of a national securities regulator. I am committed to supporting the Ontario Government, the Canadian Securities Transition Office and participating provincial regulators to make this important goal a reality.¨

Howard Wetston, recently appointed Chair of the Ontario Securities Commission, Remarks to the Standing Committee on Government Agencies November 2, 2010

☑
On September 1, 2010, the government introduced key reforms to Ontario's auto insurance system. The main goals of the reforms are to promote greater price stability, ensure more premium dollars go towards treating injuries, and create a less complex auto insurance system. This fall, the government will be enhancing consumer protection by strengthening the Financial Services Commission of Ontario's ability to ensure fairness in the rules that auto insurers use to choose whom they will insure.

The Results:

☑
The OSC Investor Advisory Panel is now up and running and it has begun commenting on OSC initiatives to help ensure that the work of the Commission is informed by the perspectives of a broad range of investors.

The "Investor Advisory Panel¨ section of the OSC website includes information on the Panel, its mandate and members, meeting agendas and minutes, initiatives it is considering and its submissions to the Commission:
www.osc.gov.on.ca/en/Investors_advisory-panel_index.htm

☑
The OSC and the Investor Education Fund have been actively supporting the Ministry of Education's plans to introduce financial literacy in Ontario's curriculum, commencing in September 2011. These new classroom learning opportunities will help Ontario's youth develop critical money-management skills, ensuring a financially literate population and well-educated workforce.

☑
Ontario's financial services sector remained resilient during the recession, increasing its employment by 3.3 per cent in 2009. In comparison, employment in the U.S. financial sector fell by over 4 per cent.

☑
The government has kept growth in auto insurance premiums low since 2003. Over the past seven years, average premium growth is below inflation over the same period. With the reforms that took effect this fall, Ontario drivers are now in a better position to customize their auto insurance coverage to suit their own circumstances. Ontario's standard auto insurance medical and rehabilitation benefits remain the most generous in Canada when compared to other provinces with similar auto insurance marketplaces.

☑
While the government anticipates that rate stabilization will take some time, recent information indicates that this is taking place. Average auto insurance rate approvals have decreased for two consecutive quarters, decreasing by more than 1 per cent in the second quarter of 2010 and by almost 0.1 per cent in the third quarter of 2010.

SUPPORTING ONTARIO PROSPERITY AND JOBS

Through the Open Ontario plan, the government has supported key sectors in the economy to encourage jobs and growth. These supports have improved competitiveness and will help to ensure long-term prosperity.

Public Transit

The Plan:

The Province is investing heavily in public transit. By the end of 2010-11, the Province will have provided $10.8 billion in support including $4.7 billion for GO Transit since 2003. The Province is committed to making further significant investments in the Metrolinx Regional Transportation Plan and other municipal transit priorities. These projects will ease traffic congestion, thereby improving the movement of people and goods on Ontario's roads and highways.

The Results:

☑
GO Transit commuters are benefiting from expanded services. In 2007, rail service to Barrie resumed after being cancelled in 1993. In addition, GO Transit bus service to Peterborough, Niagara and Kitchener-Waterloo has been expanded.

☑	Buses began running in Brampton's Queen Street corridor in September 2010, as part of the first phase of the Züm bus rapid transit service.

☑
Work has begun on a number of major Greater Toronto Area transit projects, including the Toronto-York Spadina Subway Extension, York vivaNext bus rapid transit and Mississauga bus rapid transit project. In addition, work is underway on projects in Toronto that support Metrolinx's Regional Transportation Plan, including construction on the Sheppard Light Rail Transit line and acquisition of tunnel-boring machines for the Eglinton Crosstown Rapid Transit project.

☑	The PRESTO electronic fare card is rolling out, with more than 14,500 PRESTO cards being used in the Greater Toronto and Hamilton Area for over 900,000 trips as of October 2010.

☑
Toronto is one of the few remaining metropolitan cities without a rail link to its airport. Construction is underway on the GO Georgetown South Corridor to support the Air Rail Link that will connect Union Station to Toronto Pearson International Airport and will be in place for the 2015 Pan/Parapan American Games.

☑	Funding is committed for large rapid transit projects in Ottawa and the Kitchener-Waterloo region.

Jobs and Economic Growth in Northern Ontario

The Plan:

Ontario is committed to helping strengthen and increase prosperity in the North. The government is promoting economic growth with new investments to help all northern Ontarians participate in and benefit from emerging economic development opportunities.

The Results:

The government is taking action to help build opportunities in the Ring of Fire, an area of the Far North with potentially large deposits of minerals like chromite, copper, nickel and platinum. On September 30, 2010, a Ring of Fire Coordinator was appointed. The Coordinator will work with northerners, Aboriginal communities, and the mining industry to help facilitate new mining development.

The Far North Act, 2010, when proclaimed, will support growth in the region through land use planning that enables both economic development and the protection of approximately 225,000 square kilometres of public lands. First Nations will work with Ontario to identify the areas to be protected and the law will require First Nations' approval of community-based land use plans.

Auto Sector

The auto industry is a key driver of Ontario's economy. It includes major vehicle assemblers and more than 400 parts manufacturing plants, accounting for over 90 per cent of the total Canadian automotive industry. There are five automakers with 12 assembly plants and one heavy-truck manufacturer in the province. Ontario builds more vehicles than any other province or state in North America.

The auto industry was hit hard in the global recession. It is now on the path to profitability, as production volumes increase. For the first 10 months of 2010, total vehicle production in Ontario rose by 46 per cent, compared to the same period last year. Ontarians are expected to produce about 1.9 million vehicles in 2010.

The Plan:

Ontario is a leading player in the North American auto industry and is taking steps to remain a leader in the future. The Province invested $4.6 billion in General Motors and Chrysler to preserve at least 85,000 jobs and ensure the future global competitiveness of a sector that directly and indirectly supported about 400,000 Ontario jobs in 2008.

Ontario was the only sub-national jurisdiction in North America to make these investments. This action was necessary to save thousands of jobs and avoid significant permanent damage to Ontario's economy and communities.

The Results:

☑
General Motors (GM) has a significant production footprint in Ontario and continues to invest in the province. On October 19, 2010, GM recalled about 600 workers and started a third shift at the Oshawa assembly plant. Vehicle production at the GM plants is up by more than 60 per cent as of October 2010 compared to the same period in 2009. Also, the company has recently added capacity at its plant in Ingersoll. General Motors' vehicle production, capital expenditure, and research and development commitments to Canada remain, even if Ontario and Canada sell their shares.

☑	Chrysler vehicle production in Ontario is up by 76 per cent compared to the same period last year.

☑	On August 12, 2010, Chrysler announced a $27.2 million investment in its Etobicoke Casting Plant, which will retain 280 jobs.

☑	On April 20, 2010, GM repaid the outstanding loan portion of its support from the U.S., Canadian and Ontario governments.

☑	Toyota, Honda and Ford, which employ approximately 19,000 people in Ontario communities, have increased production from the previous year, which will keep more people working.

Financial Services

The financial services sector is a critical engine and a key job creator in Ontario's economy. Toronto is home to the head offices of globally successful banks, insurance companies, and investment and pension funds. It is the third-largest financial centre in North America based on employment. Since 2003, employment in the financial services sector grew to 365,000 jobs in 2009, an increase of 60,000 jobs. The sector supports an estimated 280,000 ancillary jobs, including high-paying business services jobs (such as software design).

The Plan:

The Ontario government is partnering with leaders in the financial services industry through the Financial Services Leadership Council to implement a plan to improve the sector's competitiveness and create thousands of high-paying jobs. This is part of the Open Ontario plan, which includes helping Toronto become one of the top 10 financial centres in the world. Toronto currently ranks twelfth based on the Global Financial Centres Index.

The Results:

☑	In the 2010 Budget, the government provided support to the Toronto Financial Services Alliance to help implement a government-industry plan to grow Ontario's financial sector and create jobs.

☑
Ontario is providing $10 million for the Global Risk Institute in Financial Services (GRi), which will be a non-profit entity comprising industry leaders, regulators and members of the academic community. Announced in September 2010, GRi will build on Toronto's status as a premier financial services centre.

☑
Ontario has established the Centre of Excellence in Financial Services Education to build on the province's strong knowledge and skills base. It is working to attract foreign students and develop the best financial services sector talent out of Ontario's highly skilled and diverse workforce.

Section B: Managing Responsibly

HIGHLIGHTS

☑ 2010-11 deficit projection is $18.7 billion, down from the $19.7 billion forecast in the 2010 Ontario Budget. This represents an almost 25 per cent improvement from the $24.7 billion deficit forecast a year ago for 2009-10.

☑ The government has laid out a realistic, responsible plan to cut the deficit in half within five years of its highest point and to eliminate it in eight years.

☑ Proceeds from the government's proposed agreement with Teranet would be used to reduce Ontario's debt.

☑ The government has introduced a number of measures to improve accountability and transparency within the Ontario Public Service (OPS) and across the broader public sector.

☑ To achieve its fiscal targets while protecting public services, the government:

●	reduced consulting expenditures by 50 per cent since 2002-03;

●	is on track to reduce the size of the OPS by five per cent by March 31, 2012 through attrition and other measures;

●	reduced travel expenses by 26 per cent between 2008 and 2009;

●	has taken action to restrain compensation in the OPS and in the broader public sector that would help redirect approximately $2 billion towards sustaining public services over two years;

●	extended the pay freeze for Members of Provincial Parliament from one year to three years;

●	revised the scope and timing of some capital investments;

●	introduced additional accountability measures to ensure taxpayer dollars are used wisely; and

●	reduced the prices of most generic drugs listed under the Ontario Public Drug Program by 50 per cent, to 25 per cent of the cost of the comparable brand-name product.

A REALISTIC AND RESPONSIBLE PLAN

The government has a record of achieving fiscal results ahead of schedule. It eliminated the $5.5 billion deficit it inherited and posted three consecutive balanced budgets.

The current deficit projection for 2010-11 of $18.7 billion is down from the $19.7 billion forecast in the 2010 Budget. The current projection represents an almost 25 per cent improvement from the $24.7 billion deficit forecast a year ago for 2009-10.

The Province remains on track to meet its medium-term fiscal targets and achieve its plan to cut the deficit in half within five years of its highest point and eliminate it in eight years.

The improvement in the 2010-11 fiscal forecast is mainly due to an increase in revenue resulting from stronger economic growth and the government's prudent fiscal and expenditure management. Over the past seven years, the government's responsible approach has enabled Ontarians to benefit from ongoing investments in education, health care and infrastructure - even during the difficult 2008 global economic recession.

Since 2003, the government has continuously worked to modernize the delivery of public services, create administrative efficiencies, and improve accountability and transparency to achieve better value for money.

In 2007, the government announced that over four years it had identified savings of $806 million, by consolidating administration, streamlining processes, making better use of technology, and establishing ongoing cost-avoidance and cost-reduction initiatives. In 2008-09, Ontario's spending per capita on general government services was $134 per person. This is the second lowest among the provinces and 28 per cent lower than the $186 average per person spent across all provincial governments.

Building on these results, as part of its 2010 ongoing comprehensive review, the government has identified an additional $260 million in efficiency savings.

The government remains committed to managing growth in spending. These actions allow the Province to support the Open Ontario plan investments in knowledge and skills, health care, the green economy and the Poverty Reduction Strategy.

MODERNIZING ONTARIO'S ELECTRONIC LAND REGISTRATION SYSTEM

The Province of Ontario is the first jurisdiction in the world to provide electronic registration of land-related documents. Electronic land registration enhances security, improves the accuracy and integrity of the database, and provides an electronic audit trail.

The government has negotiated the principal terms of a proposed agreement to renew its long-standing business partnership with Teranet Inc. by extending Teranet's exclusive licences to provide electronic land registration and writs services in Ontario.

Teranet Overview and History

Teranet was formed in 1991 as a partnership between the Province of Ontario and the private sector to create an electronic land registration system. The task involved moving from a 200-year-old paper-based system to create a database with records for more than five million parcels of land.

In 1999 the first electronic transaction took place and, since then, Ontario's Electronic Land Registration System has grown to contain information on over four million properties, with registration volumes in excess of two million per year.

Teranet, under existing agreements with the Province, has the exclusive right until 2017 to operate Ontario's Electronic Land Registration System, which allows for electronic registration of land documents as well as title searches relating to real property and writ searches.

Since Teranet's creation, the Province has been involved in a number of Teranet transactions:

☑In August 2003, the previous government sold its 50 per cent interest in Teranet and its entitlement to royalties until 2017 to Teramira, the other owner of Teranet, for $370 million. The terms of the sale included Provincial rights to approve and share in the value of any future sale of Teranet.

☑In June 2006, through its right to share in the value of any future Teranet sale, the Province received proceeds of $573 million from the initial public offering of the Teranet Income Fund. The Province contributed $54 million of these proceeds to an overall $116 million investment by Teranet in service improvements and system enhancements to Ontario's Electronic Land Registration System.

☑In November 2008, Borealis, Teranet's current owner, announced its successful takeover bid for the Teranet Income Fund, which was subject to approval by the Province.

The Province continues to provide ongoing oversight of the Electronic Land Registration System.

Teranet Inc., which is owned by Borealis Infrastructure, was formed to provide electronic land registration services for the Province in 1991. The Province has negotiated the principal terms of a proposed agreement with Borealis to continue this long-standing business partnership by renewing, for an additional 50 years, Teranet's exclusive licences to provide electronic land registration and writs services in Ontario.

Under the proposed agreement, Borealis would provide the Province with an upfront payment of $1 billion, which would be used to reduce the Province's debt. Reducing borrowing needs would lower interest costs, and lowering interest costs would create more fiscal room. Using the Borealis payment to reduce debt would also help protect the fiscal plan against any future rise in interest rates. Beginning in 2017, the Province would also receive annual royalty payments from Teranet, which are expected to be approximately $50 million in 2017-18 and to grow in future years.

The proposed agreement would also specifically provide for Provincial control over the fees charged by Teranet for statutory land registration and writs services. The proposed agreement does not provide for any fee increases for five years. In 2015, certain fees would be increased to equalize fees for searches done in land registration offices and those done remotely, and certain fees would be adjusted by 50 per cent of inflation based on the consumer price index. The first adjustment would be cumulative, based on 50 per cent of inflation over the previous five years, with future adjustments occurring annually. Because these adjustments would be based on only 50 per cent of the full rate of inflation, fees would not rise as quickly as inflation and thus decline in real terms over time.

The Province would also continue its oversight of the integrity of the Electronic Land Registration System data. In addition, the proposed agreement includes a performance framework and commitments by Teranet to ensure Ontario's Electronic Land Registration System remains modern, user friendly, reliable and secure.

Significant consumer Protection

In contrast to the previous government's Highway 407 Express Toll Route transaction, this proposed agreement contains significant consumer protection tools such as Provincial control over any increases to fees charged by Teranet for statutory services. Further, this proposed agreement includes provisions ensuring the Province has ongoing participation in Teranet through royalties and the potential to share in any extraordinary profits realized by Teranet through a sale, or the exceptional performance, of the business.

This proposed agreement would ensure that high-quality services continue to be delivered to the public and that the electronic service offerings continue to be enhanced and modernized.

The proposed transaction is subject to certain final closing conditions and is expected to close in late 2010.

STRENGTHENING ACCOUNTABILITY AND TRANSPARENCY

The Plan:

Since 2003, the government has introduced a number of measures to improve accountability and transparency within the OPS and across the broader public sector. More recently, Premier McGuinty committed to implementing additional accountability measures to ensure taxpayer dollars are used wisely.

The Results:

☑
Effective April 1, 2010, the revised Travel, Meal and Hospitality Expenses Directive provides stronger and easy-to-follow expense rules for staff at ministries and 22 of the largest government agencies. The directive raises the standard of oversight by requiring those government entities to adhere to consistent rules and provide online disclosure of expenses to the public.

●
The public now has access through the Ontario.ca website to a listing of all the travel expenses for the Premier, Cabinet Ministers, Parliamentary Assistants, political staff and senior management in the OPS and at the largest agencies.

☑
The government has introduced new legislation that would, if passed, bring in a higher standard of accountability for hospitals, Local Health Integration Networks (LHINs) and the broader public sector, around the use of external lobbyists, procurement and expenses. As a result:

●	rules would be put in place to ensure fair, open and transparent expense and procurement rules in broader public-sector organizations;

●	freedom-of-information legislation would be expanded to cover hospitals;

●	hospitals and LHINs would be required to post expenses of senior executives online and report annually on their use of consultants; and

●	executives at hospitals and LHINs could see reductions in pay, should they fail to comply with the requirements of the proposed act.

MANAGING HEALTH CARE COSTS WHILE PRESERVING FRONT-LINE SERVICES

Ontario Drug Strategy

The Plan:

Since 2006, the government has implemented reforms under the Ontario Drug Strategy to improve the value for money that Ontarians pay for prescription drugs.

The Results:

☑
As announced in June 2010, the prices of most generic drugs listed under the Ontario Public Drug Program have been reduced by 50 per cent, to 25 per cent of the cost of the comparable brand-name product.

☑	The elimination of so-called professional allowances and rebates paid by generic drug companies to pharmacies that drove up the price of prescription drugs.

☑	Expedited approval processes to add new generic drugs and more effective brand-name drugs to the list of products covered under the Ontario Public Drug Program.

Pan-Canadian Purchasing Alliance

The government is currently working with its provincial and territorial partners to establish a pan-Canadian purchasing alliance to consolidate public-sector procurement of some common drugs, medical supplies and equipment. By capitalizing on a combined purchasing power, provinces and territories could achieve economies of scale and the realized savings could be redirected to patient care.

Excellent Care for All Strategy

The Plan:

Under the Open Ontario plan, the government committed to improving quality and accountability in the health care system and to focusing on patient care by promoting effective health care services based on medical evidence.

The Results:

☑
Based on expert recommendations, the government is reducing Ontario Health Insurance Plan expenditures in areas where medical evidence has shown services to be clinically ineffective or inappropriate. For example, the government is proposing to curb unnecessary vitamin D testing for otherwise healthy people.

☑	In June 2010, the Excellent Care for All Act, 2010 received Royal Assent. As a result:

●
hospitals are now required to develop annual improvement plans. The compensation of health care executives will be tied to the achievement of performance improvement targets under these plans, making them more accountable for improving patient care; and

●
the mandate of the Ontario Health Quality Council has been expanded to further promote evidence-based care in the health care system. The council will develop clinical practice guidelines and provide recommendations on appropriate funding for health care services.

REDUCING THE SIZE OF THE ONTARIO PUBLIC SERVICE

The Plan:

The government is committed to making the OPS more efficient, while recognizing the importance of the services it delivers to the citizens of Ontario. In the 2009 Budget, the government announced it would reduce the size of the OPS by five per cent over three years through attrition and other measures.

The Results:

☑	The size of the OPS has been frozen at 68,645 full-time equivalent staff.

☑	The government is on track to reduce the size of the OPS by five per cent by March 31, 2012:

●	the federal government has agreed to make comparable job offers to all OPS employees affected by the move to the Harmonized Sales Tax (HST), reducing the number of positions by 1,253; and

●	federal administration of the HST will save the Province approximately $100 million annually in compensation and overhead by 2014-15.

COMPENSATION MEASURES

The Plan:

The 2010 Budget announced actions to manage compensation costs, the largest single expense for government. Currently, 55 per cent - or more than $50 billion - of all government program expense goes to compensation, either directly or through transfers.

As a result of the government's approach, provincial public-sector settlement trends have fallen since the Budget to below the averages in the private sector as well as the municipal and federal public sectors.

Ontarians value and appreciate the contributions of those who deliver their public services. The compensation restraint measures that the government has taken ask employers and employee groups in the public sector to work together and do their part to sustain public services.

The Results:

☑	The freeze on salaries for Members of Provincial Parliament has been extended for a total of three years.

☑	The compensation structure of non-bargaining political and Legislative Assembly staff has been frozen for two years.

☑	For non-bargaining public-sector employees, legislation has been passed to freeze compensation for two years.

☑	The government's actions to restrain compensation in the OPS and in the broader public sector would help redirect approximately $2 billion towards sustaining public services over two years.

☑
For bargaining parties, existing collective agreements have been, and will continue to be, respected. The government has brought unions and employers together to seek ways of achieving collective agreements with two years of net zero increases in compensation. As a result of these consultations, employers and unions have a much better understanding of the fiscal challenge faced by the Province and the government has a better understanding of employer and union positions.

☑	The fiscal plan provides no funding for incremental compensation increases for the first two years of any future collective agreements.

It is now up to bargaining agents and employers to ensure that the progress made together to restore services in hospitals, schools and other public services is maintained.

BALANCING INFRASTRUCTURE PRIORITIES

The Plan:

The government recognizes the importance of continuing to balance investments in infrastructure to help build a stronger economy with the need to be fiscally responsible. To ensure the right balance between infrastructure priorities and deficit reduction, the government has committed to undertaking a comprehensive review of capital spending.

The Results:

☑	The 2010 Budget initiated this process through revising the scope and timing of some capital investments by:

●	working with Metrolinx to phase construction of major transit projects in its Regional Transportation Plan over 10 years instead of eight in order to realize $4 billion in appropriation savings;

●	delaying some investments in government office space by five years, resulting in appropriation savings of over $1.4 billion;

●	eliminating the Ontario Bus Replacement Program and providing more flexibility in the criteria of the gas tax funding program to include replacement bus purchases; and

●	delaying the construction of the Toronto West Courthouse by one year, resulting in appropriation savings of $130 million over four years.

☑
The Ministry of Infrastructure has completed consultations with its government partners on the prioritization of investments and is currently evaluating potential options to delay, re-scope or cancel lower-priority initiatives. The comprehensive review will be completed before the end of 2010.

ONGOING COMPREHENSIVE REVIEW

As announced in the 2010 Budget, the government has continued a comprehensive review of all government programs and services. The review is working to ensure that the government's resources are focused on delivering the programs and services that support:

☑	jobs and economic growth;
☑	access to high-quality health care and education; and
☑	clean and strong communities, including effective supports for the most vulnerable.

The goal of the review is to move resources from low-priority areas to high-priority ones and to move forward the Open Ontario plan.

To date, the review has identified over $260 million in potential savings through both programming and administrative expenditure reductions. Some recent examples of savings include:

☑
streamlining OntarioBuys investments to transformation projects that deliver supply chain efficiencies and focusing on policy, support and tools for hospitals, school boards and other public institutions to enhance accountability in procurement; and

☑
streamlining the Ethanol Growth Fund program, while ensuring the achievement of previously stated targets. The fund supports Ontario ethanol production for gasoline blending, for a more sustainable environment.

CHAPTER 2

Ontario's Economic Outlook

HIGHLIGHTS

☑	Government-projected 2010 real gross domestic product (GDP) growth - 3.2 per cent.

☑	Average private-sector projected 2011 real GDP growth - 2.4 per cent.

☑	Government-projected 2011 real GDP growth - 2.2 per cent, for prudence.

☑	Percentage of Ontario real GDP recovered since the recession, as of the second quarter of 2010 - 71 per cent.

☑	Percentage of Ontario jobs lost during the recession recovered as of October 2010 - 75 per cent.

OVERVIEW

While the economy is emerging from the global recession, Ontario's families and businesses are still feeling the effects of the financial and economic crisis. Key economic indicators have improved from lows during the recession, but most remain below pre-recession levels. As of the second quarter of 2010, Ontario had recovered 71 per cent of the loss in real GDP. Employment has grown solidly since the recession ended, regaining 75 per cent of the jobs lost in the downturn. Key indicators of trade and manufacturing, on the other hand, remain well below pre-recession levels, reflecting continuing soft demand in the United States, Ontario's main market.

The Ministry of Finance is assuming real GDP growth of 3.2 per cent in 2010, 2.2 per cent in 2011, 2.5 per cent in 2012 and 2.7 per cent in 2013. This is 0.2 of a percentage point below the private-sector average each year to be prudent.1

Ontario Economic Outlook Table 1 (Per Cent)
	2007	2008	2009	2010p	2011p	2012p	2013p
Real GDP Growth	2.0	(0.9)	(3.6)	3.2	2.2	2.5	2.7
Nominal GDP Growth	4.2	0.1	(1.1)	5.6	4.1	4.5	4.6
Employment Growth	1.6	1.4	(2.4)	1.7	1.7	1.8	1.9
CPI Inflation	1.8	2.3	0.4	2.3	2.1	2.0	2.0
p = Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

1 This forecast is based on information available up to November 10, 2010.

Economic forecasts for 2010 have improved compared to those in the 2010 Ontario Budget, but have weakened for subsequent years, largely caused by weaker anticipated U.S. growth. As well, there are significant risks to the outlook, particularly the ongoing challenges in the global economy. Key risks include sovereign debt concerns, trade imbalances and uncertainty regarding the U.S. economic recovery.

THE STATE OF ONTARIO'S ECONOMIC RECOVERY

There are clear signs that a recovery is taking shape in Ontario. Key indicators have improved from lows posted during the recession. After declining for four consecutive quarters - falling 4.9 per cent from the second quarter of 2008 to the second quarter of 2009 - Ontario real GDP has increased for four consecutive quarters, rising 3.7 per cent or $18.6 billion. Despite the improvement, the level of real GDP in the second quarter of 2010 was 1.4 per cent below the pre-recession level.

The pace of growth slowed to 0.6 per cent in the second quarter, down from 1.4 per cent in the first quarter and 1.5 per cent in the fourth quarter of 2009. Recent data for the third quarter reveal further signs of weakening economic growth. Employment growth slowed to 0.4 per cent (or 27,700 jobs) from 1.2 per cent (or 81,600 jobs) in the second quarter. Retail sales in July and August were down 0.1 per cent from the second quarter. Ontario's trade balance also deteriorated as merchandise imports rose 3.0 per cent from the second quarter, while exports declined 0.8 per cent.

Ontario's real GDP growth in 2010 is expected to be faster than in all other provinces except British Columbia and Newfoundland and Labrador and stronger than in both Canada and the United States as a whole.

From September 2008 to May 2009, Ontario employment dropped by 249,700. Since May 2009, as the Ontario economy has strengthened, employment has increased by 2.9 per cent or 186,100 net new jobs. Despite the severity of the recession's impact on employment, 75 per cent of the jobs lost have been recovered. Since May 2009, Ontario's job growth has been stronger than that of most other provinces and significantly above that of the United States as a whole and most U.S. states.

Ontario's export sector, like that of all other Canadian provinces, suffered a sharp decline in activity during the global recession. Ontario's international merchandise exports have recovered almost one-half of the decline that occurred during the downturn, but remain 18.1 per cent below the pre-recession level. Ontario auto production has also improved, rising to 493,993 units in the third quarter of 2010, well above its recession low of 280,035 units and almost 20 per cent higher than a year earlier.

GLOBAL CHALLENGES AFFECT ONTARIO

Ontario's economic outlook is heavily influenced by global economic and financial conditions, particularly U.S. demand, oil prices, the Canadian dollar exchange rate and interest rates.  Private-sector forecasts for these factors are summarized in the table below.

External Variables Table 2 Average Private-Sector Forecast
	2010	2011	2012	2013
U.S. Real GDP Growth (Per Cent)	2.7	2.5	3.2	3.0
Crude Oil ($ US per Barrel)	77.9	82.6	86.6	92.6
Canadian Dollar (Cents US)	96.2	97.7	98.5	98.3
Three-Month Treasury Bill Rate* (Per Cent)	0.6	1.6	3.0	3.9
10-Year Government Bond Rate* (Per Cent)	3.2	3.2	4.1	4.8
*Government of Canada interest rates. Sources: Blue Chip Economic Indicators (November 2010) and Ontario Ministry of Finance Survey of Forecasts.

U.S. ECONOMIC GROWTH UNCERTAIN

The United States is Ontario's most important export market, accounting for about 80 per cent of the province's international exports in 2009. Ontario has benefited from a rebound in U.S. economic activity, with exports up 16.8 per cent so far this year, in large part reflecting a recovery in U.S. auto sales. However, recent indicators generally point to a slowing in U.S. economic growth and the pace of expansion is expected to be modest going forward.

U.S. real GDP advanced 0.4 per cent in the second quarter of 2010 and 0.5 per cent in the third quarter of 2010, much slower than the pace in the previous two quarters. The slowdown in U.S. growth largely reflects moderating export growth. As well, home-buying activity declined sharply following the end of the U.S. Homebuyer Tax Credit program this spring.

The U.S. economy is expected to grow by 2.7 per cent in 2010 and 2.5 per cent in 2011. As the recovery gains traction, U.S. real GDP is expected to increase by 3.2 per cent in 2012 and 3.0 per cent in 2013.

The outlook for U.S. growth has eased since the 2010 Budget, with real GDP growth lower by 0.4 of a percentage point in 2010 and 0.5 of a percentage point in 2011. Job creation in the United States has been slow, leading to weak income growth.  This, in addition to tighter credit standards and declining household credit growth, is contributing to weak consumer spending and a slower recovery in housing.

The auto industry is a key part of Ontario's economy and its performance is heavily reliant on U.S. demand. U.S. auto sales fell from a recent peak of 16.5 million units in 2006 to a low of 10.4 million units in 2009. Sales are expected to increase to 11.5 million units in 2010, 12.6 million units in 2011, 14.0 million units in 2012 and 14.7 million units in 2013. However, U.S. demand for Ontario exports will continue to be hampered by weak household income and credit growth, the high value of the Canadian dollar and the unwinding of U.S. government actions to stimulate the economy. In addition, the problems plaguing the U.S. housing market appear to be far from over.

OIL PRICES TO EDGE UP

The cost of imported oil to the Ontario economy in 2009 was approximately $15 billion. There is a wide range of views on the future path of oil prices. Private-sector forecasters, on average, expect oil prices to average $78 US per barrel in 2010 and then steadily rise to $93 US per barrel in 2013 as the world economy strengthens. For planning purposes, the Ministry of Finance forecast is based on the futures contract for oil prices, which indicates a gradual increase in crude oil prices as the economic recovery continues.2

2	Based on an average of futures contracts over the week ending November 5, 2010.

CANADIAN DOLLAR STRENGTHENING

The Canadian dollar has risen sharply from its recent low of 77 cents US in March 2009, influenced by a rebound in commodity prices, a broader depreciation in the U.S. dollar against most currencies, and Canada's favourable economic and fiscal position among developed nations. Private-sector forecasters expect the exchange rate to increase modestly, with the annual average approaching parity with the U.S. dollar. A rise in the exchange rate makes it more challenging for Ontario's exporters to compete internationally and for domestic firms to compete with foreign producers. However, a higher dollar benefits businesses by lowering the cost of importing productivity-enhancing machinery and equipment.

INTEREST RATES

Interest rates for both businesses and consumers remain near record lows. The Bank of Canada increased its overnight policy interest rate to one per cent, from close to zero earlier this year, but is now expected to pause until 2011 before further increasing interest rates. In the medium term, the Bank of Canada is expected to continue raising interest rates to more normal levels. Interest rates affect consumer spending and business investment as well as the projected expense for interest on the Province's debt. For more information, see Chapter 4: Borrowing and Debt Management.

GLOBAL FINANCIAL RISKS

Global financial conditions remain unsettled. Earlier this year, financial market investors became increasingly concerned about the sustainability of sovereign debt in a number of European countries. This raised borrowing costs for those economies and resulted in global financial market volatility. Although the volatility has eased in recent months as those countries have announced measures to reduce budget deficits and have received financial support from the European Union, considerable uncertainty remains about the sustainability of their debt financing.

In Canada, the global financial crisis had considerably less impact than in other countries, leaving borrowing costs relatively low and credit growth solid. At the same time, the recovery in world commodity prices, together with Canada's sound economic fundamentals, has increased the attractiveness of Canadian financial assets among international investors, keeping bond rates low and supporting a rising Canadian dollar. The risk premium that banks require to lend to each other, rather than to hold risk-free Government of Canada treasury bills, has returned close to historically normal levels.

The Bank of Canada's Senior Loan Officer Survey, released in October 2010, reported continued improvement in business credit conditions for the fourth consecutive quarter. Household credit growth has been slowing but remains positive, supported by low borrowing costs. However, the rise in household debt relative to personal income means that some households could face increasing challenges meeting their debt obligations in the future, as interest rates move higher. Also, as household interest expenses rise, less money will be available for spending on goods and services.

IMPACT OF CHANGES IN GLOBAL FACTORS

Table 3 shows the implications of changes in the key external factors for Ontario's growth. The wide range shows the uncertainty and risks surrounding the Ontario economic outlook.

How Sustained Changes in Key Assumptions Table 3 Affect Ontario Real GDP Growth (Percentage Point Decrease)
	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	0.1 to 0.8	0.5 to 1.2
World Crude Oil Prices Increase by $10 US per Barrel	0.1 to 0.3	0.1 to 0.3
U.S. Real GDP Growth Decreases by One Percentage Point	0.3 to 0.7	0.4 to 0.8
Canadian Interest Rates Increase by One Percentage Point	0.1 to 0.5	0.2 to 0.6
Source: Ontario Ministry of Finance.

OUTLOOK FOR ONTARIO'S ECONOMIC RECOVERY

Sustained moderate growth is expected for the Ontario economy. This outlook is based on continued growth in Ontario export markets and increasing demand for consumer goods and services as well as housing. Increased tax competitiveness as a result of Ontario's Tax Plan for Jobs and Growth will encourage business investment and jobs.

Ontario's export growth is reviving as the U.S. and global economies recover. Ontario's trade with the rest of the world will benefit from increased demand for commodities, industrial goods, and machinery and equipment, particularly from emerging Asian markets. As well, economic growth in other provinces will support interprovincial exports. Real exports are forecast to increase by 10.6 per cent in 2010 and an average of 4.6 per cent annually over 2011 to 2013, reflecting the improving global economic environment.

Following the large decline last year, improving business conditions are expected to support a strong rebound in corporate profits, which are projected to rise by an average of 8.7 per cent annually between 2010 and 2013. The rebound in corporate profits, along with rising global demand and increased tax competitiveness, will support stronger business investment over the coming years. Investment in machinery and equipment is expected to increase by an average of 8.4 per cent annually between 2010 and 2013, while investment in non-residential construction is projected to increase by an average of 4.7 per cent annually.

Ontario's economic recovery continues to be supported by strong public-sector capital investments. Following strong growth in 2009 (14.0 per cent), capital expenditures by all levels of government in Ontario are expected to increase by a further 16.4 per cent in 2010, second among all provinces and well above the national average (9.9 per cent). For more information on Ontario government infrastructure investments, see Chapter 1: Open Ontario.

Ontario housing prices rebounded following the economic downturn, surpassing previous peaks. This was supported by low interest rates and strong underlying demand. Because Ontario did not experience the same housing boom that occurred in other jurisdictions prior to the global financial crisis, prices did not fall as far during the recession. Since the recessionary low, existing home prices have increased by 22 per cent in Ontario and currently stand at about 10 per cent above their pre-recession level. Housing prices in the United States have increased by eight per cent since the trough but remain 28 per cent below the peak, while prices in the United Kingdom have increased by 11 per cent and remain at 12 per cent below the peak.

Strong underlying demand and a fundamentally sound housing market will support healthy growth in both housing sales and prices over the medium term. Sales are expected to increase by an average of one per cent annually between 2010 and 2013 and prices are expected to rise by an average of close to two per cent annually, in line with overall inflation. An increase in the number of households will mean a rise in demand for new homes, supporting a gradual pickup in housing starts, which are projected to increase from 60,000 units in 2010 to 68,000 units by 2013.

Employment is projected to increase by 1.7 per cent in 2010, up from the 1.1 per cent projected in the 2010 Budget. The unemployment rate is projected to average 8.8 per cent in 2010, down from 9.0 per cent in 2009, as job creation outpaces the increase in the number of people looking for work. Job gains are expected to average 1.8 per cent annually over 2011 to 2013, resulting in 480,000 more jobs in 2013 than in 2009. Ontario's employment forecast is in line with private-sector forecasts.

Solid job gains this year have contributed to stronger-than-expected spending growth. Retail sales for 2010 are now forecast to grow by 4.5 per cent, up from the 3.9 per cent forecast in the 2010 Ontario Budget. Similarly, real consumer spending is projected to increase by 2.8 per cent in 2010, up from 2.2 per cent in the 2010 Ontario Budget. Retail sales are projected to grow by an average of 4.1 per cent annually over 2011 to 2013, and overall real consumer spending growth is expected to average 2.4 per cent annually.

Ontario's Consumer Price Index (CPI) inflation rate is expected to average 2.3 per cent in 2010, following a 0.4 per cent increase in 2009. Private-sector economists expect Ontario's CPI inflation rate to be 2.1 per cent in 2011. In 2012 and 2013, it is projected to average 2.0 per cent annually, the mid-point of the Bank of Canada's target range of one to three per cent.

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK

The following table shows details of the Ministry of Finance's economic outlook for 2010 to 2013.

The Ontario Economy, 2008 to 2013 Table 4 (Per Cent Change)
	Actual		Projection
	2008	2009	2010	2011	2012	2013
Real Gross Domestic Product	(0.9)	(3.6)	3.2	2.2	2.5	2.7
Personal Consumption	2.7	0.1	2.8	2.4	2.5	2.4
Residential Construction	(3.1)	(8.1)	10.5	(2.5)	4.3	4.0
Non-residential Construction	(2.5)	(18.4)	2.6	5.1	5.8	5.3
Machinery and Equipment	0.3	(19.0)	8.0	11.8	7.4	6.4
Exports	(6.2)	(13.2)	10.6	5.0	4.5	4.2
Imports	(2.1)	(10.8)	13.2	5.2	4.0	3.9
Nominal Gross Domestic Product	0.1	(1.1)	5.6	4.1	4.5	4.6
Labour Market Indicators
Employment	1.4	(2.4)	1.7	1.7	1.8	1.9
Job Creation (000s)	94	(161)	114	113	124	130
Unemployment Rate (Per Cent)	6.5	9.0	8.8	8.4	7.8	7.2
Other Economic Indicators
Retail Sales	3.9	(2.5)	4.5	4.1	4.2	4.0
Housing Starts (000s)	75.1	50.4	60.0	57.0	62.0	68.0
Personal Income	2.7	(0.2)	3.4	4.1	4.5	4.7
Labour Income	2.9	(1.0)	4.0	4.2	4.7	4.8
Corporate Profits	(10.9)	(13.6)	17.0	4.9	7.5	6.0
Consumer Price Index	2.3	0.4	2.3	2.1	2.0	2.0
Key External Variables
Crude Oil ($ US per Barrel)	99.6	61.8	79.2	87.9	89.8	90.2
U.S. Real Gross Domestic Product	0.0	(2.6)	2.7	2.5	3.2	3.0
Canadian Dollar (Cents US)	93.7	87.6	96.9	98.0	98.5	98.5
3-month Treasury Bill Rate*	2.3	0.3	0.6	1.6	3.0	3.9
10-year Government Bond Rate*	3.6	3.3	3.2	3.2	4.1	4.8
*Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators and Ontario Ministry of Finance.

PRIVATE-SECTOR FORECASTS

The Ministry of Finance surveys private-sector forecasts to determine appropriate planning assumptions. Private-sector forecasters are calling, on average, for Ontario real GDP to grow by 3.4 per cent in 2010, 2.4 per cent in 2011, 2.7 per cent in 2012 and 2.9 per cent in 2013. The range of forecasts for 2011 is quite wide. RBC Financial Group is the most optimistic, calling for growth of 3.2 per cent, while CIBC World Markets is the most pessimistic, expecting growth of only 1.7 per cent.

Private-Sector Forecasts for Ontario Real GDP Growth Table 5 (Per Cent)
	2010	2011	2012	2013
BMO Capital Markets (November)	3.4	2.3	-	-
Centre for Spatial Economics (July)	3.7	2.9	2.5	2.4
CIBC World Markets (September)	3.4	1.7	2.6	-
Conference Board of Canada (October)	3.5	2.6	3.0	3.5
Desjardins Group (October & September)	3.4	2.5	2.0	2.5
IHS Global Insight (July)	3.5	3.0	3.1	2.8
RBC Financial Group (November)	3.5	3.2	-	-
Scotiabank Group (November)	3.5	2.0	-	-
TD Bank Financial Group (September)	3.2	1.9	2.6	-
University of Toronto (October)	3.2	1.8	3.1	3.2
Private-Sector Survey Average	3.4	2.4	2.7	2.9
Ontario's Planning Assumption	3.2	2.2	2.5	2.7
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (November 8, 2010).

To ensure reasonable and accountable economic projections, the Ministry of Finance consults extensively with private-sector forecasters. As part of the Fiscal Transparency and Accountability Act, 2004, the Ontario Economic Forecast Council was established to provide advice on macroeconomic forecasts and assumptions. The Minister of Finance met with council members and other private-sector forecasters in the process of preparing the 2010 Ontario Economic Outlook and Fiscal Review.

COMPARISON TO THE 2010 ONTARIO BUDGET FORECAST

Changes in Key Economic Forecast Assumptions Table 6 2010 Fall Economic Statement (FES) Compared to 2010 Budget (Per Cent Change)
	2010		2011		2012
	2010 Budget	2010 FES	2010 Budget	2010 FES	2010 Budget	2010 FES
Real Gross Domestic Product	2.7	3.2	3.2	2.2	3.2	2.5
Nominal Gross Domestic Product	4.4	5.6	5.0	4.1	5.3	4.5
Retail Sales	3.9	4.5	4.6	4.1	4.7	4.2
Housing Starts (000s)	58.0	60.0	60.0	57.0	70.0	62.0
Personal Income	3.3	3.4	4.3	4.1	4.8	4.5
Labour Income	2.7	4.0	4.6	4.2	5.2	4.7
Corporate Profits	31.0	17.0	10.5	4.9	9.0	7.5
Employment	1.1	1.7	2.1	1.7	2.3	1.8
Job Creation (000s)	73	114	139	113	155	124
Key External Variables
Crude Oil ($ US per Barrel)	82.1	79.2	85.7	87.9	86.9	89.8
U.S. Real Gross Domestic Product	3.1	2.7	3.0	2.5	3.4	3.2
Canadian Dollar (Cents US)	96.0	96.9	97.5	98.0	98.0	98.5
3-month Treasury Bill Rate*	0.6	0.6	2.2	1.6	3.5	3.0
10-year Government Bond Rate*	3.7	3.2	4.2	3.2	4.8	4.1
*Government of Canada interest rates (per cent). Sources: Blue Chip Economic Indicators and Ontario Ministry of Finance.

CHAPTER 3

Fiscal Outlook
HIGHLIGHTS

☑	2010-11 deficit projection - $18.7 billion, down from the $19.7 billion forecast in the 2010 Budget.

☑	2010-11 deficit projection represents an almost 25 per cent improvement from the $24.7 billion deficit forecast a year ago for 2009-10.

☑	Province on track for deficit targets in 2011-12 and 2012-13.

☑	The government has laid out a realistic, responsible plan to cut the deficit in half within five years of its highest point and to eliminate it in eight years.

☑	Ontario needs a strong federal partner that will provide long-term, predictable support.

Section A: Overview

This chapter outlines Ontario's fiscal outlook for 2010-11 and the medium-term forecast for 2011-12 and 2012-13. In addition, it reviews federal support for the delivery of services important to Ontarians.

While the economy is gradually recovering, Ontario's families and businesses are still feeling the effects of the global financial and economic crisis. Key economic indicators have improved from lows posted during the recession, but most remain below pre-recession levels. Risks to the outlook include uncertainty regarding the U.S. economic recovery and the ongoing challenges in the global economy, such as sovereign debt concerns and trade imbalances (for further details, see Chapter 2: Ontario's Economic Outlook).

The government has already announced that it has exceeded its fiscal target for 2009-10, recording a deficit of $19.3 billion, down from the $24.7 billion deficit projected in the Fall 2009 Ontario Economic Outlook and Fiscal Review.

The Province is now projecting an $18.7 billion deficit in 2010-11 - a $1.0 billion improvement from the 2010 Budget and an almost 25 per cent improvement from the $24.7 billion deficit forecast a year ago for 2009-10.

The government is on track to meet the medium-term fiscal targets outlined in the 2010 Budget. These include steadily declining deficits of $17.3 billion in 2011-12 and $15.9 billion in 2012-V13, and incorporate the initiatives announced as part of this document, including the proposed Ontario Clean Energy Benefit. The government has laid out a realistic, responsible plan to cut the deficit in half within five years of its highest point and to eliminate it in eight years.

Section B: 2010-11 Fiscal Performance

The 2010 Budget and the First Quarter Ontario Finances projected a deficit of $19.7 billion for 2010-11. The government is now projecting a deficit of $18.7 billion for 2010-11 - a $1.0 billion improvement.

The improvement to the fiscal forecast for 2010-11 is mainly due to an increase in revenue resulting from stronger economic growth and the government's prudent fiscal management. Total program expense is unchanged from the 2010 Budget plan.

Total revenue has increased by 0.7 per cent while total expense has decreased by 0.2 per cent. Total expense is lower due to the fact that the Province's interest on debt expense projection is $0.2 billion below the 2010 Budget forecast.

The fiscal plan continues to maintain a $0.7 billion reserve in recognition of the global economic uncertainty that remains.

2010-11 In-Year Fiscal Performance Table 1 ($ Millions)
	Budget Plan	Current Outlook	In-Year Change
Revenue	106,867	107,656	789
Expense
Programs	115,896	115,896	-
Interest on Debt	9,961	9,715	(246)
Total Expense	125,857	125,611	(246)
Reserve	700	700	-
Surplus/(Deficit)	(19,690)	(18,656)	1,035
Note: Numbers may not add due to rounding.

2010-11 REVENUE CHANGES SINCE THE 2010 BUDGET

The 2010-11 revenue outlook, at $107.7 billion, is $0.8 billion above the 2010 Budget forecast, largely reflecting stronger economic growth in 2010.

Summary of Revenue Changes since Budget Table 2 ($ Millions)
		2010―11
Taxation
Personal Income Tax	(1,130)
Sales Tax	326
Corporations Tax	696
Education Property Tax	382
Tobacco Tax	166
Ontario Health Premium	151
Land Transfer Tax	126
Other Taxes	165
Total Taxation		882
Government of Canada		76
Other Non-Tax Revenue		(169)
Total Revenue Changes since Budget		789
Note: Numbers may not add due to rounding.

Details of 2010-11 In-Year Revenue Changes

Key revenue changes since the 2010 Budget forecast include:

☑
Personal Income Tax (PIT) revenues are projected to be $1,130 million, or 4.4 per cent, lower due to weaker 2009 revenues indicated by tax returns processed since the 2010 Budget. Stronger 2010 employment and wage growth only partially offsets the weaker 2009 amounts.

☑
Sales Tax revenues are forecast to be $326 million, or 1.7 per cent, higher largely due to stronger projected growth in consumer spending during 2010. This stronger growth is partially offset by a revenue-neutral change in the reporting of the energy component of the proposed Ontario Energy and Property Tax Credit (OEPTC), whereby in 2010-V11 the credit would be netted against Sales Tax rather than Education Property Tax (EPT) as assumed at the time of the Budget. This would result in an offsetting increase in EPT. (For further information on this tax credit, see Chapter 5: Tax and Pension Modernization.)

☑
Corporations Tax (CT) revenues are projected to be $696 million, or 9.4 per cent, higher mainly due to stronger 2009 revenues indicated by tax returns processed since the Budget. Weaker 2010 profit growth only partially offsets the stronger 2009 amounts.

☑
Education Property Tax (EPT) is up $382 million, largely due to the tax credit reporting change noted above. This is partially offset by a revised estimate of the remaining property tax credit to be netted against EPT.

☑	Tobacco Tax revenues are projected to be $166 million higher due to improved enforcement activities.

☑	Ontario Health Premium revenues are expected to be $151 million, or 5.3 per cent, higher largely due to stronger 2009 revenues and faster 2010 employment and wage growth.

☑	Land Transfer Tax revenues are projected to be $126 million, or 12.3 per cent, higher reflecting the strength in the Ontario housing market earlier in the year.

☑
Other Taxes are forecast to be a combined $165 million higher, largely due to stronger 2010 economic growth. This includes an increase in the revenue outlook for Fuel Tax ($81 million) and Employer Health Tax ($46 million).

☑	The $76 million increase in Government of Canada transfers is due to tobacco settlement claims that were previously announced in the First Quarter Ontario Finances.

☑	Other Non-Tax Revenue is down $169 million due to updated information based on the current forecast.

2010-11 EXPENSE CHANGES SINCE THE 2010 BUDGET

Consistent with the government's approach to controlling the rate of growth in spending while protecting core public services, total program expense is unchanged from the 2010 Budget plan. Total expense in 2010-11 is currently projected to be $125,611 million - 0.2 per cent lower than the 2010 Budget forecast, due to a lower interest on debt expense projection than forecast in the 2010 Budget, reflecting lower interest rates than those projected in the Budget.

Summary of Expense Changes since Budget Table 3 ($ Millions)
2010―11
Key Program Expense Changes
Ontario Clean Energy Benefit	300.0
Home Energy Savings Program	85.1
Extra Forest Firefighting	57.1
Other Program Expenses	8.3
Contingency Funds	(450.5)
Total Program Expense Changes	-
Interest on Debt Expense Forecast Change	(246.2)
Total Expense Changes since Budget	(246.2)

Details of 2010-11 In-Year Expense Changes

Key 2010-11 expense changes from the 2010 Budget forecast include:

☑
An increase of $300.0 million to provide direct relief to eligible consumers through the proposed Ontario Clean Energy Benefit, providing a credit equal to 10 per cent of the after-tax cost of electricity on their bills, effective January 1, 2011. Eligible consumers include residential, farm, small business and other small users who consume less than 250,000 kilowatt hours per year.

☑	An $85.1 million increase to address increased demand in the Home Energy Savings Program and the Ontario Solar Thermal Heating Initiative.

☑	An increase of $57.1 million for extra forest firefighting, to provide additional resources during the 2010 fire season, which began earlier than usual this year.

☑	An increase in all other program expenses of $8.3 million, including items such as disaster relief support for tornado damage in Essex County and monsoon flooding in Pakistan.

Interest on Debt expense, at $9,715 million, is $246.2 million lower than forecast in the 2010 Budget. This reduction primarily reflects lower interest rates than those projected at the time of the Budget.

Section C: Ontario's Medium-Term Fiscal Outlook

MEDIUM-TERM REVENUE OUTLOOK

The medium-term revenue forecast reflects the Ministry of Finance's economic outlook and the estimated impact of government policy measures.

Summary of Medium-Term Revenue Outlook Table 4 ($ Billions)
	Actual	Projected Outlook
Revenue	2009-10	2010-11	2011-12	2012-13
Taxation Revenue	64.9	72.5	75.2	79.2
Government of Canada	18.6	23.8	21.1	21.1
Income from Government Business Enterprises	4.2	4.2	4.4	4.6
Other Non-Tax Revenue	8.0	7.2	6.9	6.9
Total Revenue	95.8	107.7	107.6	111.8
Note: Numbers may not add due to rounding.

The medium-term Taxation Revenue outlook reflects current revenue information and projections for the Ontario economy.

The outlook for Government of Canada transfers reflects current federal-provincial funding arrangements.

The outlook for Income from Government Business Enterprises is unchanged from the 2010 Budget.

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies.

Medium-Term Revenue Changes Since the 2010 Budget

Summary of Medium-Term Revenue Changes since Budget Table 5 ($ Billions)
Source of Change	2010-11	2011-12	2012-13
Economic Growth Outlook	1.5	1.0	0.6
Lower 2009-10 Tax Base	(0.7)	(0.7)	(0.7)
Government of Canada	0.1	(0.4)	-
Other Non-Tax Revenue	(0.2)	(0.1)	(0.1)
Total Revenue Changes	0.8	(0.2)	(0.1)
Note: Numbers may not add due to rounding.

The revenue outlook is up in 2010-11 due to stronger economic growth in 2010. The outlook for 2011-12 and 2012-13 remains close to the 2010 Budget outlook.

A stronger 2010 economic growth outlook increases taxation revenues in 2010-11. This increase diminishes over the 2011-12 and 2012-13 period due to weaker economic growth projected for those years.

A lower 2009-10 tax base is largely due to weaker Personal Income Tax revenues reported in the 2009-10 Public Accounts. This lowers the revenue base upon which projected growth is applied, resulting in lower revenues over the forecast period.

Changes to Government of Canada transfers in 2011-12 reflect updated estimates based on current agreements and funding arrangements with the federal government.

Other Non-Tax Revenue changes largely reflect updated information based on the current forecast.

MEDIUM-TERM EXPENSE OUTLOOK

A key element of the 2010 Budget plan to eliminate the deficit was a commitment to manage down expense while following through on policies that support jobs and growth to ensure future opportunity and prosperity. The government is committed to maintaining a prudent and responsible approach to managing growth in expense, while preserving public services.

The medium-term expense outlook is consistent with the 2010 Budget plan, and reflects the impact of the following adjustments:

☑	providing direct relief to eligible consumers through the proposed Ontario Clean Energy Benefit;

☑	a lower interest on debt forecast, as a result of lower interest rates than those projected in the Budget; and

☑	the measures the government is taking to manage spending and reduce costs.

The government remains committed to ongoing expenditure management and has a long track record of effectively realizing savings and efficiencies (for further details, see Chapter 1, Section B: Managing Responsibly). As outlined in the 2010 Budget, the government has continued its comprehensive review of all government programs and services. To date, this review has identified over $260 million in potential savings through both programming and administrative expenditure reductions. The government will continue to identify program efficiencies to ensure the rate of expense growth remains well below the rate of growth in revenue over the medium term.

MEDIUM-TERM FISCAL OUTLOOK

The Province is on track to meet the fiscal targets established in the 2010 Budget. Ontario's fiscal outlook includes steadily declining deficits of $18.7 billion in 2010-11, $17.3 billion in 2011-12 and $15.9 billion in 2012-13.

In recognition of the ongoing challenges in the global economy, such as sovereign debt concerns and trade imbalances, as well as the uncertain outlook for the U.S. economic recovery, the medium-term fiscal outlook continues to include a reserve of $1.0 billion in each of 2011-12 and 2012-13.

Medium-Term Fiscal Plan and Outlook Table 6 ($ Billions)
	Actual	Projected Outlook
	2009-10	2010-11	2011-12	2012-13
Total Revenue	95.8	107.7	107.6	111.8
Expense
Programs	106.3	115.9	113.1	114.5
Interest on Debt	8.7	9.7	10.8	12.2
Total Expense	115.1	125.6	123.9	126.7
Reserve	-	0.7	1.0	1.0
Surplus/(Deficit)	(19.3)	(18.7)	(17.3)	(15.9)
Note: Numbers may not add due to rounding.

Risks to the Fiscal Outlook

Although economic recovery is underway in Ontario, significant risks remain that could cause variances to both the Province's revenue and expense outlooks.

Detailed information on revenue and expense risks and sensitivities can be found in Chapter II of the 2010 Budget.

Section D: Federal Partner

Through the recent global recession, Ontario and the federal government worked closely together to support the economy. Both levels of government coordinated investment in infrastructure, provided financial support to the auto industry and worked together on sales tax harmonization. The federal government also provided additional support for skills training.

The Province's Open Ontario plan will help Ontarians increase productivity and promote economic growth. The plan includes new investments in education and continuing investments in labour-market training and health care. During a time of continued economic uncertainty, the Province seeks the federal government's ongoing support in strengthening Ontario and Canada.

Ontario has been asking for fairness in all transfers and this should include programs and supports in the areas of immigration and labour-market training.

A NEED FOR IMMIGRANT SETTLEMENT AND SKILLS TRAINING SUPPORT

The Province looks to the federal government to provide adequate settlement and training support for new Canadians in Ontario. To date, the federal government has underspent its commitments through the Canada-Ontario Immigration Agreement by more than $200 million. The federal government must fulfill this commitment and flow this money to immigrant service agencies immediately.  This is particularly important considering immigrants will account for a significant and rising share of labour-force growth in the coming years. Ontario is committed to supporting the success of its immigrants. To improve outcomes for immigrants who choose Ontario as their home, the federal government must immediately begin negotiations on a new agreement with Ontario - one that would give the Province greater policy control and full funding support for immigrant settlement and training.

In its 2009 budget, the federal government increased funding for labour-market programs through time-limited enhancements that provided much-needed assistance to workers affected by the recession. These enhancements, which will expire on March 31, 2011, provided additional support of approximately $314 million per year in 2009-10 and 2010-11. Ending this funding means that tens of thousands of Ontarians will lose the opportunity to develop labour-market skills that are crucial in the current economic climate. Ontario is asking the federal government to extend the labour-market training enhancements to provide Ontarians with greater opportunities to transition their skills to the new economy.

A NEED FOR RELIABLE LONG-TERM FUNDING SUPPORT

The federal government has used time-limited funding to support the delivery of provincial services. When federal support for provincial programs such as health care declines over time or ends, it leaves Ontario with significant financial pressures to continue delivering these much-needed services. Time-limited federal funding reflects a lack of commitment to the needs of Ontario families. This approach hurts the province's prospects for a stronger Ontario and a stronger Canada.

Provincial governments are working together to manage the cost of health care services, including work on the pan-Canadian procurement of drugs and medical equipment, and sharing of clinical best practices. To continue to deliver the quality services on which Ontarians rely, Ontario needs the federal government to renew its commitment to fund the reduction of health care wait times.

Provinces need a strong and sustained federal commitment beyond 2013-14 to help them plan to meet future demand for health care, postsecondary education and social services. The growth of major federal transfers in support of health, postsecondary education and social programs is currently set in federal legislation until the end of 2013-14. Ontario is encouraged that the federal fiscal plan provides for growth in major federal transfers at current legislated rates for an additional two years to 2015-16. The future of universal health care depends on the federal government providing adequate financial support to provinces and territories.

AN ONGOING PARTNERSHIP

The federal government and interested provinces and territories are working together to establish a Canadian Securities Regulator.

In order to meet the needs of Canadian capital markets, the national regulator should be centred in Toronto, Canada's financial capital.

Ontario wants a federal partner that supports the initiatives the Province is implementing in response to new and emerging economic, demographic and social realities that will help with its long-term economic transformation. Ontario looks to the federal government for continued support to be a true partner in the areas of health care and postsecondary education, and to work with Ontario to support its immigrants as well as its economic plan going forward.

Section E: Details of Ontario's Finances

This section provides information on the Province's current fiscal outlook, historical financial performance and key fiscal indicators.

Medium-Term Fiscal Plan and Outlook Table 7 ($ Billions)
	Actual	Projected Outlook
	2009-10	2010-11	2011-12	2012-13
Revenue	95.8	107.7	107.6	111.8
Expense
Programs	106.3	115.9	113.1	114.5
Interest on Debt1	8.7	9.7	10.8	12.2
Total Expense	115.1	125.6	123.9	126.7
Reserve	-	0.7	1.0	1.0
Surplus/(Deficit)	(19.3)	(18.7)	(17.3)	(15.9)
Net Debt2	193.6	219.5	244.5	267.4
Accumulated Deficit2	131.0	149.6	166.9	182.8
1Interest on Debt expense is net of interest capitalized during construction of tangible capital assets of $0.1 billion in 2009-10, $0.2 billion in 2010-11, $0.2 billion in 2011-12 and $0.2 billion in 2012-13.
2Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in non-financial assets; and the change in the fair value of the Ontario Nuclear Funds. Accumulated Deficit is calculated as the difference between liabilities and total assets. The annual change in the Accumulated Deficit is equal to the surplus/deficit plus the change in the fair value of the Ontario Nuclear Funds.
Note: Numbers may not add due to rounding.

Revenue Table 8 ($ Millions)
	2007-08	2008-09	Actual 2009-10	Current Outlook 2010-11
Taxation Revenue
Personal Income Tax	25,472	25,738	23,393	24,812
Sales Tax1	16,745	17,021	17,059	19,463
Corporations Tax	12,990	6,748	5,615	8,086
Education Property Tax	5,754	5,696	5,626	5,698
Employer Health Tax	4,605	4,617	4,545	4,747
Ontario Health Premium	2,713	2,776	2,763	3,022
Gasoline Tax	2,360	2,323	2,336	2,378
Land Transfer Tax	1,363	1,013	1,015	1,149
Tobacco Tax	1,127	1,044	1,083	1,132
Fuel Tax	733	698	658	733
Beer and Wine Tax (replacing Fees)2	-	-	-	414
Electricity Payments-In-Lieu of Taxes	546	830	516	481
Other Taxes	481	352	322	368
	74,889	68,856	64,931	72,483
Government of Canada
Canada Health Transfer	8,487	8,942	9,791	10,217
Canada Social Transfer	3,778	4,079	4,204	4,327
Equalization	-	-	347	972
Infrastructure Programs	207	151	990	2,146
Labour Market Programs	664	797	1,253	1,207
Social Housing	525	520	498	487
Wait Times Reduction Fund	468	235	97	97
Other Federal Payments	2,468	1,867	1,440	4,306
	16,597	16,591	18,620	23,759
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,857	1,921	1,924	1,859
Liquor Control Board of Ontario	1,374	1,410	1,440	1,465
Ontario Power Generation Inc./Hydro One Inc.	1,214	713	854	844
Other Government Enterprises	(8)	(2)	(23)	(4)
	4,437	4,042	4,195	4,164
Other Non-Tax Revenue
Reimbursements	1,464	1,379	1,429	1,095
Vehicle and Driver Registration Fees	1,051	1,034	1,057	1,059
Electricity Debt Retirement Charge	982	970	907	916
Power Supply Contract Recoveries	929	953	1,409	1,385
Sales and Rentals	553	733	647	673
Other Fees and Licences	677	683	717	736
Beer and Wine Fees (replaced by Tax)2	466	459	451	115
Net Reduction of Power Purchase Contract Liability	398	373	348	339
Royalties	193	205	228	195
Miscellaneous Other Non-Tax Revenue	943	655	854	737
	7,656	7,444	8,047	7,250
Total Revenue	103,579	96,933	95,793	107,656
1Sales Tax in 2010-11 includes Retail Sales Tax and Harmonized Sales Tax. Effective July 1, 2010, the Retail Sales Tax was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered Harmonized Sales Tax.
2Beer and Wine Tax replaces reduced Beer and Wine Fees (-$343 million) and the reduced sales tax on alcohol
(-$71 million). There is no net new revenue for the Province.

Total Expense Table 9 ($ Millions)
Ministry Expense	2007-08	2008-09	Actual 2009-10	Current Outlook 2010-11
Aboriginal Affairs1	33	55	67	71.0
Agriculture, Food and Rural Affairs1	731	877	1,265	1,288.1
Attorney General	1,650	1,669	1,584	1,709.8
Board of Internal Economy	257	188	187	195.0
Children and Youth Services	3,733	4,069	4,430	4,666.5
Citizenship and Immigration	90	89	101	112.4
Community and Social Services	7,549	8,001	8,629	9,263.2
Community Safety and Correctional Services	1,982	2,121	2,201	2,690.6
Consumer Services	54	58	57	60.0
Economic Development and Trade1	328	245	223	349.8
Education1	18,733	19,626	20,337	21,364.6
Energy and Infrastructure1,2	389	251	292	723.6
Environment1	347	363	360	383.0
Executive Offices	36	35	34	34.9
Finance1	380	602	491	651.7
Francophone Affairs, Office of	5	5	5	5.1
Government Services1	916	939	1,106	1,102.4
Health and Long-Term Care	37,744	40,352	42,730	45,352.4
Health Promotion and Sport1	364	382	381	408.7
Labour	170	177	179	192.2
Municipal Affairs and Housing1	744	756	694	686.4
Natural Resources	629	621	639	666.2
Northern Development, Mines and Forestry	506	645	653	857.3
Research and Innovation1	301	295	333	411.5
Revenue1	641	635	1,129	1,008.1
Tourism and Culture1	584	566	668	720.0
Training, Colleges and Universities1	5,787	6,081	6,479	7,154.9
Transportation1	1,892	2,038	2,097	2,294.6
Interest on Debt3	8,914	8,566	8,719	9,715.0
Other Expense1	7,490	3,035	8,985	12,646.5
Year-End Savings4	-	-	-	(1,174.5)
Total Expense	102,979	103,342	115,055	125,611.1
1Details on other ministry expense can be found in Table 10, Other Expense.
2Future updates will reflect the impact of previously announced ministry restructuring details.
3Interest on debt is net of interest capitalized during construction of tangible capital assets of $148 million in
2009-10 and $212 million in 2010-11.
4As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

Other Expense Table 10 ($ Millions)
Ministry Expense	2007-08	2008-09	Actual 2009-10	Current Outlook 2010-11
Aboriginal Affairs
One-Time Expense for the First Nations Gaming Agreement	201	-	-	-
Agriculture, Food and Rural Affairs
One-Time Extraordinary Assistance	274	-	-	-
Time-Limited Investments in Infrastructure	-	-	618	1,898.0
Time-Limited Assistance	76	13	27	9.0
Economic Development and Trade
One-Time Investments	152	-	-	-
Education
Teachers' Pension Plan1	342	50	255	525.0
Energy and Infrastructure
Capital Contingency Fund	-	-	-	200.0
One-Time Investments in Municipal Infrastructure	450	-	-	-
Ontario Clean Energy Benefit	-	-	-	300.0
Environment
One-Time Investments	-	68	37	-
Finance
One-Time Automotive Sector Support2	-	75	3,022	-
Investing in Ontario Act Investments	1,149	-	-	-
Ontario Municipal Partnership Fund	907	905	781	645.5
Operating Contingency Fund	-	-	-	1,389.9
Pension Benefit Guarantee Fund	-	-	500	-
Power Supply Contract Costs	929	953	1,409	1,385.0
Government Services
Pension and Other Employee Future Benefits	531	971	949	1,102.0
Health Promotion and Sport
Time-Limited Investments in Infrastructure	-	-	48	345.1
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock	100	-	585	659.3
One-Time Assistance	-	-	-	1.0
Research and Innovation
One-Time Investments	87	-	5	-
Revenue
Harmonized Sales Tax Transitional Support	-	-	-	3,200.0
Tourism and Culture
One-Time Investments	57	-	-	29.0
Training, Colleges and Universities
Time-Limited Investments	699	-	559	957.7
Transportation
One-Time Transit and Infrastructure Investments	1,536	-	190	-
Total Other Expense	7,490	3,035	8,985	12,646.5
1Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan grow from $808 million in 2007-08 to $1,245 million in 2009-10 and $1,307 million in 2010-11.
2Reflects the fiscal impact of Ontario's $4.6 billion in support to the automotive industry.
Note: Numbers may not add due to rounding.

2010-11 Infrastructure Expenditures Table 11 ($ Millions)
Sector	Total Infrastructure Expenditures 2009-10 Actual	2010-11 Current Outlook
		Investment in Capital Assets	Transfers and Other Infrastructure Expenditures1	Total Infrastructure Expenditures
Transportation
Transit	1,724	1,381	355	1,735
Highway Expansion/High-Occupancy Vehicle Lanes	1,020	1,018	-	1,018
Highway and Bridge Rehabilitation	771	1,017	-	1,017
Other Transportation2	720	1,022	117	1,139
Health
Hospitals	2,541	2,065	10	2,075
Other Health	318	311	143	454
Education-School Boards	1,632	1,657	-	1,657
Postsecondary
Colleges	285	146	-	146
Universities	83	-	98	98
Water/Environment	500	41	306	348
Municipal and Local Infrastructure	448	34	493	527
Justice	220	641	29	670
Other	702	697	384	1,082
Short-Term Stimulus Investments	1,616	697	3,679	4,376
Subtotal	12,582	10,728	5,614	16,342
Less: Other Partner Funding3	620	464	-	464
Total Excluding Partner Funding	11,961	10,264	5,614	15,878
Less: Flow-Throughs4	1,133	487	2,179	2,666
Total Provincial Expenditure5	10,829	9,776	3,435	13,212
1Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs. These expenditures are included in the Province's total expense in Table 9.
2Other Transportation includes planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/local roads, remote airports).
3Third-party contributions to capital investment in the consolidated sectors (schools, colleges and hospitals).
4Mostly federal government transfers for capital investments.
5Total Provincial Infrastructure Expenditure includes acquisitions of tangible capital assets by the Province and consolidated sectors (schools, colleges and hospitals). The share of 2009-10 Total Provincial Expenditure attributable to Investment in Capital Assets is $8.3 billion.
Note: Numbers may not add due to rounding.

Ten-Year Review of Selected Financial and Economic Statistics1 ($ Millions)
	2001-02	2002-032	2003-04
Financial Transactions
Revenue	72,307	74,675	74,269
Expense
Programs	61,595	64,864	70,148
Interest on Debt4	10,337	9,694	9,604
Total Expense	71,932	74,558	79,752
Reserve	-	-	-
Surplus/(Deficit)	375	117	(5,483)
Net Debt5,6	132,121	132,647	138,816
Accumulated Deficit7	132,121	118,705	124,188
Gross Domestic Product (GDP) at Market Prices	453,701	477,763	493,081
Personal Income	361,187	369,420	381,127
Population - July (000s)	11,897	12,091	12,242
Net Debt per Capita (dollars)	11,106	10,971	11,339
Personal Income per Capita (dollars)	30,360	30,553	31,132
Interest on Debt as a per cent of Revenue	14.3	13.0	12.9
Net Debt as a per cent of GDP	29.1	27.8	28.2
Accumulated Deficit as a per cent of GDP	29.1	24.8	25.2
1Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget.
2Starting in 2002-03, investments in major tangible capital assets owned by the Province (land, buildings, and transportation infrastructure) have been capitalized and amortized to expense over their useful lives. Starting in 2009-10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3Starting in 2005-06, the Province's financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005-06 has not been restated to reflect expanded reporting.
4Interest on Debt is net of interest capitalized during construction of tangible capital assets of $148 million in
2009-10 and $212 million in 2010-11.

Table 12
2004-05	2005-063	2006-07	2007-08	2008-09	Actual 2009-102	Current Outlook 2010-11

83,861	90,305	96,640	103,579	96,933	95,793	107,656

76,048	80,988	85,540	94,065	94,776	106,336	115,896
9,368	9,019	8,831	8,914	8,566	8,719	9,715
85,416	90,007	94,371	102,979	103,342	115,055	125,611
-	-	-	-	-	-	700
(1,555)	298	2,269	600	(6,409)	(19,262)	(18,656)
140,921	152,702	153,742	156,616	169,585	193,589	219,462
125,743	109,155	106,776	105,617	113,238	130,957	149,613
516,106	537,383	560,576	583,946	584,460	578,183	610,561
400,994	419,457	442,736	466,051	478,696	477,641	493,881
12,391	12,528	12,665	12,793	12,932	13,065	13,211
11,373	12,188	12,139	12,242	13,113	14,817	16,612
32,363	33,480	34,956	36,430	37,016	36,559	37,385
11.2	10.0	9.1	8.6	8.8	9.1	9.0
27.3	28.4	27.4	26.8	29.0	33.5	35.9
24.4	20.3	19.0	18.1	19.4	22.6	24.5
5Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in non-financial assets and, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds.
6Starting in 2009-10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005-06 to 2008-09 to conform with this revised presentation. Net Debt has also been restated in 2003-04, 2004-05 and 2005-06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
7Accumulated Deficit is calculated as the difference between liabilities and total assets. The annual change in the Accumulated Deficit is equal to the surplus/deficit plus, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds. For further information, visit http://www.fin.gov.on.ca/en/budget/paccts/2010.
Sources: Ontario Ministry of Finance and Statistics Canada.

CHAPTER 4

Borrowing and Debt Management

HIGHLIGHTS

☑
The total funding requirement for 2010-11 has declined by $2 billion since the 2010 Ontario Budget, due to the $1 billion decline in the projected deficit and the $1 billion payment to the Province from the proposed Teranet agreement.

☑	Interest on debt (IOD) expense, at $9,715 million, is $246 million less than forecast in the 2010 Budget. This reduction in IOD primarily reflects the impact of lower interest rates.

☑	Total debt is projected to be $236.5 billion as at March 31, 2011.

☑	Net debt is projected to be $219.5 billion as at March 31, 2011.

LONG-TERM PUBLIC BORROWING

The forecast long-term public borrowing requirement for 2010-11 is $38.7 billion. As at November 4, 2010, $27.4 billion, or 71 per cent, of the long-term borrowing requirement was completed. This figure includes Ontario Savings Bond sales of $1.1 billion.

The Province maintained a flexible approach to borrowing, monitoring both domestic and international capital markets for cost-effective borrowing opportunities. The 2010 Ontario Budget announced that the Province planned to borrow at least 50 per cent in the domestic market. Since then, the Province has been responsive to strong demand in Canada, allowing it to increase the proportion borrowed domestically compared to recent years.

The Province has extended the term of its debt in response to robust demand from investors for long-term Ontario debt denominated in Canadian dollars. This term extension reduces refinancing risks and will mitigate the impact on the Province's interest on debt costs in the future when rates begin to return to historical norms.

About $16.4 billion, or 60 per cent, of borrowing has been completed in the domestic market so far in 2010-11, compared to 49 per cent for the entire 2009-10 fiscal year. Domestic borrowing has been completed through a number of instruments, including:

☑	syndicated issues

☑	floating rate notes

☑	Ontario Savings Bonds.

About $11 billion, or 40 per cent, of borrowing has been completed in the international markets so far in 2010-11, compared to 51 per cent for the entire 2009-10 fiscal year. Bonds issued in foreign currencies include:

☑	four Global bonds in U.S. dollars

☑	Euro Medium-Term Notes (EMTNs) in Euros, Norwegian kroner, Swiss francs, Japanese yen and Hong Kong dollars

☑	a Kangaroo bond in Australian dollars.

2010-11 Borrowing Program: Province and Ontario Electricity Financial Corporation (OEFC) ($ Billions)			Table 1
	Budget Plan	Current Outlook	In-Year Change
Deficit	19.7	18.7	(1.0)
Investment in Capital Assets	9.8	9.8	-
Non-Cash Adjustments	(1.7)	(2.7)	(1.0)
Net Loans/Investments	1.9	1.9	-
Debt Maturities	15.6	15.6	-
Debt Redemptions	0.4	0.4	-
Total Funding Requirement	45.6	43.6	(2.0)
Canada Pension Plan Borrowing	(0.8)	(0.8)	-
Decrease/(Increase) in Short-Term Borrowing	(1.6)	(0.6)	1.0
Increase/(Decrease) in Cash and Cash Equivalents	(3.5)	(3.5)	-
Total Long-Term Public Borrowing	39.7	38.7	(1.0)
Note: Numbers may not add due to rounding.

The total funding requirement for 2010-11 has decreased by $2 billion since the 2010 Ontario Budget, due to the $1 billion decrease in the provincial deficit and the $1 billion payment to the Province from the proposed Teranet agreement.

The Province has chosen to reduce both short-term and long-term borrowing at this point. Depending on market conditions throughout the remainder of the year, the Province has the flexibility to adjust the mix between short-term and long-term borrowing to continue to match investor demand.

Interest on debt (IOD) expense, at $9,715 million, is $246 million less than forecast in the 2010 Budget. This reduction in IOD primarily reflects the impact of lower interest rates.

Medium-Term Borrowing Outlook: Province and OEFC ($ Billions)			Table 2
	2010-11	2011-12	2012-13
Deficit	18.7	17.3	15.9
Investment in Capital Assets	9.8	10.6	10.4
Non-Cash Adjustments	(2.7)	(3.0)	(2.8)
Net Loans/Investments	1.9	1.8	1.0
Debt Maturities	15.6	14.0	17.4
Debt Redemptions	0.4	0.4	0.5
Total Funding Requirement	43.6	41.1	42.3
Canada Pension Plan Borrowing	(0.8)	(1.1)	(0.8)
Decrease/(Increase) in Short-Term Borrowing	(0.6)	(1.2)	(1.2)
Increase/(Decrease) in Cash and Cash Equivalents	(3.5)	-	(0.1)
Total Long-Term Public Borrowing	38.7	38.8	40.2
Note: Numbers may not add due to rounding.
For fiscal years 2010-11 to 2012-13, the Province's total funding requirement has decreased by a cumulative $1.9 billion from the forecast included in the 2010 Budget.

DEBT

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $236.5 billion as at March 31, 2011, compared to $212.1 billion as at March 31, 2010.

Ontario's net debt is the difference between total liabilities and total financial assets. Ontario's net debt is projected to be $219.5 billion as at March 31, 2011, compared to $193.6 billion as at March 31, 2010.

TOTAL DEBT COMPOSITION

Total debt is composed of bonds issued in both the short- and long-term public capital markets and non-public debt.

Public debt totals $209 billion as at September 30, 2010, primarily consisting of bonds issued in the domestic and international long-term public markets in 11 currencies. Ontario also has $16.3 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board (CPPIB). This debt is not marketable and cannot be traded.

DEBT-TO-GDP RATIOS

The Province's debt-to-GDP ratios are expected to increase due to the projected deficits. The ratios stabilize and begin to decline during the period of the recovery plan as the deficit is eliminated.

COST OF DEBT

The effective interest rate (on a weighted-average basis) on total debt was 4.63 per cent as at September 30, 2010 (March 31, 2010, 4.58 per cent).

RISK EXPOSURE

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at September 30, 2010, the net interest rate resetting exposure was 5.1 per cent and foreign exchange exposure was 1.1 per cent.

All exposures have remained well below policy limits in 2010-11.

CHAPTER 5

Tax and Pension Modernization

HIGHLIGHTS

☑
Tax relief of $12 billion for people over three years, including sales tax relief to about 3.1 million individuals and families through the Ontario Sales Tax Credit, which provides up to $260 per person in annual relief.

☑	Tax relief of more than $4.8 billion to businesses over three years.

☑
Point-of-sale exemptions for the provincial component of the Harmonized Sales Tax (HST) for books, children's clothing and footwear, children's car seats and car booster seats, diapers, feminine hygiene products, print newspapers, qualifying prepared food and beverages sold for a total of $4.00 or less, and eligible purchases by First Nations.

ONTARIO'S TAX PLAN FOR JOBS AND GROWTH

As part of the government's Open Ontario plan, Ontario's Tax Plan for Jobs and Growth, introduced in the 2009 Budget, positions the province to attract investment and create jobs. This plan is delivering both permanent and temporary tax relief, including tax credits that target those who need help most by putting money back into people's pockets. Over three years, the plan and additional tax measures for people announced since the 2009 Budget would provide tax relief of $12 billion for people and more than $4.8 billion for businesses.

Ontario's Tax Plan for Jobs and Growth includes the following tax relief for people and businesses:

☑	permanent cuts to personal income taxes mean that, for the 2010 tax year, taxes will be reduced by $200, on average, for 93 per cent of Ontario income tax payers.

☑	the elimination of Ontario Personal Income Tax for about 90,000 lower-income taxpayers;

☑
sales tax relief for about 3.1 million individuals and families through the Ontario Sales Tax Credit. This credit, which began to be paid quarterly in August 2010, provides up to $260 in relief per person per year (up to $1,040 for a family of four);

☑
relief for the sales tax on energy and for property taxes of up to $900 annually for non-seniors and $1,025 for seniors, for about 2.8 million low- to middle-income individuals and families through the proposed Ontario Energy and Property Tax Credit. This credit would be provided after a 2010 tax return is filed and, beginning in July 2011, it would be paid in four instalments per year;

A study by tax expert Jack Mintz shows that the HST and Ontario CIT cuts, together with other recent tax changes, will lead to substantial benefits for Ontarians.  He estimates that, within 10 years, the lower tax burden on business investment will lead to increased capital investment of $47 billion, almost 600,000 net new jobs and higher annual incomes of up to 8.8 per cent.
To view Professor Mintz's report, visit www.rev.gov.on.ca/en/taxchange/pdf/mintz.pdf

☑
direct payments totalling up to $1,000 for a family or $300 for a single person to assist in the transition to the HST. People may receive up to three payments, with the first in June 2010 and the second and third payments in December 2010 and June 2011, respectively;

☑	payments of $300 to $1,000 per small business to assist in the transition to the HST; and

☑	reduced Corporate Income Tax (CIT) rates for large and small businesses and the elimination of the small business deduction surtax.

The government is also providing point-of-sale exemptions for the provincial component of the HST for books, children's clothing and footwear, children's car seats and car booster seats, children's diapers and feminine hygiene products. Additional point-of-sale exemptions have been announced since the 2009 Budget. See the Additional HST Relief for People section.

Supporting People

Since the 2009 Budget, the government has announced other tax measures to help people:

☑
A new Northern Ontario Energy Credit in 2010 will help people in northern Ontario with the higher energy costs they face. This credit provides up to $130 for a single person and up to $200 for a family (including single parents). For the first year, this credit is being paid in two instalments, in November 2010 and February 2011. Starting in July 2011, the Northern Ontario Energy Credit and the proposed Ontario Energy and Property Tax Credit would be paid in four instalments per year.

☑
A new Children's Activity Tax Credit has been proposed to help parents with the cost of enrolling their children in activities that encourage them to be healthy and active. This would be the only tax credit in Canada provided for a comprehensive range of children's activities.  Parents would receive up to $50 per child per year (up to $100 per child with a disability) towards the cost of these activities. The federal children's fitness tax credit is a non-refundable tax credit - it reduces the amount of income tax a person pays. People who do not earn enough to pay income tax do not benefit from non-refundable tax credits such as the federal children's fitness tax credit. Ontario's proposed credit would be refundable so people would get the credit even if they pay no income tax. This would allow more lower-income families to benefit.

EXAMPLES OF PROPOSED ELIGIBLE ACTIVITIES*
Activities Eligible for the Federal Children's Fitness Tax Credit and Ontario's Children's Activity Tax Credit	Additional Organized or Instructional Activities Eligible for Ontario's Children's Activity Tax Credit
• Adapted fitness for youth with disabilities
• Aerobics
• Badminton
• Baseball
• Basketball
• Biking
• Curling
• Dance
• Dodgeball
• Figure skating
• Floor hockey
• Football
• Golf
• Gymnastics
• Hockey
• Horseback riding
• Ice skating
• Karate
• Kickboxing
• Lacrosse
• Running
• Skiing
• Snowboarding
• Soccer
• Squash
• Swimming
• Tennis
• Track and field
• Volleyball
• Water polo

• After-school extracurricular activities
• Cadets
• Cardiopulmonary resuscitation (CPR)
• Chess
• Choir
• Cooking lessons for kids
• Crafts
• Drama
• Drawing
• First aid
• Gardening for kids
• Girl Guides
• Languages
• Leadership development
• Lifeguard training
• Music composition and theory
• Music lessons
• Non-medical therapeutic activities for children with a disability
• Painting
• Photography
• Pottery
• Public speaking
• Scouts
• Sculpture
• Sewing
• Tutoring

*Subject to legislative approval. To be eligible, programs would have to meet the same rules regarding duration and the proportion of eligible activities that must be offered as for the federal children's fitness tax credit. These rules can be found at www.cra.gc.ca.  The Canada Revenue Agency would make final determinations regarding the eligibility of particular activities, programs and expenses. The list of examples presented above is not exhaustive.

Additional HST Relief for People

With the implementation of the HST, the sales tax status for about 83 per cent of total consumer purchases has not changed. Only an estimated 17 per cent of consumer spending is affected by the HST.

Since the 2009 Budget, Ontario has announced other measures to provide HST relief for people.

As announced on June 18, 2009, the government enhanced the rebate for new housing under the HST so that new homes purchased as primary residences across all price ranges qualify for a 75 per cent rebate of the provincial portion of the HST, up to a maximum rebate of $24,000. The rebate ensures that, on average, new homes priced up to $400,000 are not subject to additional tax under the HST compared to the Retail Sales Tax (RST) previously embedded in the price of new homes.

Ontario is providing further targeted sales tax relief with point-of-sale exemptions for the provincial component of the HST, which are available for print newspapers and qualifying prepared food and beverages sold for a total of $4.00 or less.

In addition, on June 17, 2010, Ontario announced that, effective September 1, 2010, the exemption under the RST for First Nations will continue for qualifying property and services for the provincial component of the HST. Refunds were also available for eligible purchases made during the interim period from July 1, 2010 to August 31, 2010.

The following chart sets out Ontario HST relief to people and key public service bodies through point-of-sale exemptions and rebates.

The government has also proposed to provide additional relief for the sales tax on energy and for property taxes through the enhanced Ontario Energy and Property Tax Credit (OEPTC). In September, the government introduced legislation that would increase the amount seniors can earn and still be eligible for the OEPTC, making 50,000 more seniors eligible for this credit, and providing increased relief to about 690,000 seniors. The proposed enhanced credit would provide up to $1,025 for an eligible single senior or senior couple to help them with the sales tax on energy and with their property tax. The OEPTC would deliver almost $1.3 billion in annual support. This represents an increase of $525 million compared to the property tax credit provided in 2009.

Federal Government Incentives Support Harmonization

The federal government has played a crucial role in supporting Ontario's move to a harmonized sales tax system. To encourage provinces to harmonize with the Goods and Services Tax (GST), the federal government has provided very generous incentives, such as:

☑	providing Ontario with $4.3 billion in transitional support;

☑	assuming all Canada Revenue Agency information system costs in administering Ontario's portion of the HST;

☑	agreeing to administer the HST for no charge; and

☑	agreeing to make comparable job offers to all Ontario Public Service employees affected by harmonization, reducing the number of positions by 1,253.

Federal administration of Ontario's HST will save the Province approximately $100 million annually in compensation and overhead by 2014-15.

FEDERAL SUPPORT FOR THE HST

"Provincial retail sales taxes (RSTs) are outdated and inefficient. They impose a significant tax burden on new business investment and increase the day-to-day operating costs of Canadian businesses. Unlike the Goods and Services Tax (GST), under which businesses receive a credit for the sales tax they pay on their inputs, these costs are subsequently embedded in the prices consumers pay for goods and services. Ultimately, this makes our businesses less competitive, reduces employment and lowers the standard of living for Canadians. Modernizing these harmful taxes by implementing a value-added tax structure harmonized with the GST is the single most important step that provinces with RSTs could take to stimulate new business investment, create jobs and improve Canada's overall tax competitiveness."

Federal 2009 Budget: Canada's Economic Action Plan, January 27, 2009, page 262.

Ontario's Tax Plan for Jobs and Growth

The Tax Plan for Jobs and Growth includes the HST and tax relief for both people and businesses. The impact of the sales tax base conversion on the Province is shown in the first line of the following table. In 2012-13, one percentage point of the HST base is estimated at $2.8 billion (compared to $2.5 billion for one percentage point of the RST base had that tax remained in effect).

Ontario's Tax Plan for Jobs and Growth1 Table 1 ($ Millions)
	2010-11	2011-12	2012-13
Conversion of RST Base to HST Base2	1,580	2,270	2,345
2009 Tax Measures for People
Personal Income Tax Cut	(1,140)	(1,205)	(1,270)
Ontario Sales Tax Credit3	(560)	(870)	(925)
Ontario Energy and Property Tax Credit3	(440)	(430)	(600)
Ontario Sales Tax Transition Benefit	(2,785)	(1,460)	-
	(4,925)	(3,965)	(2,795)
Additional Tax Measures for People
Northern Ontario Energy Credit	(35)	(30)	(45)
Children's Activity Tax Credit	(95)4	(75)	(80)
	(130)	(105)	(125)
Tax Measures for Business
CIT and Corporate Minimum Tax Cuts	(520)	(1,455)	(1,845)
Small Business CIT Rate Cut	(55)	(180)	(190)
Small Business Surtax Elimination	(20)	(90)	(95)
Small Business Transition Support	(400)	-	-
	(995)	(1,725)	(2,130)
Temporary Input Tax Credit Restrictions for Business	690	975	1,015
Total Tax Reform and Other Measures	(3,780)	(2,550)	(1,690)
1Includes temporary transitional support for people and businesses primarily funded from federal government payments totalling $4.3 billion over two years.
2The sales tax base conversion includes point-of-sale exemptions, rebate for new housing and maintaining sales tax on premiums of certain types of insurance and private transfers of used vehicles.
3Represents 2009 Ontario Budget and subsequent enhancements.
4The 2010-11 cost includes $20 million incurred in 2009-10.

Additional information about Ontario's Tax Plan for Jobs and Growth is available at www.ontario.ca/taxchange.

OTHER MEASURES

AMENDMENTS RELATING TO THE ALCOHOL AND GAMING REGULATION AND PUBLIC PROTECTION ACT, 1996

A number of technical amendments will be proposed that would:

☑	ensure consistency of provisions within the Alcohol and Gaming Regulation and Public Protection Act, and consistency with other commodity tax statutes;

☑	remove obsolete provisions; and

☑	clarify the future rules regarding product in inventory.

To recognize changes in the operation and structure of charges for beer due to the replacement of fees on manufacturers with taxes, the government will introduce a one-time transition grant for Ontario beer manufacturers.

The government proposes to amend the definition of a microbrewer to clarify that production by a microbrewer for a large brewer does not qualify for a lower rate. This change would ensure that preferential microbrewery rates are targeted to the small businesses they are intended to assist.

Modernizing Corporate Group Taxation

In recent years, Ontario has implemented a number of initiatives to improve and modernize the tax system. Ontario is consistently looking for ways to strengthen the competitiveness of the Ontario economy through improvements to the tax system. Ontario businesses are saving up to $100 million annually in compliance costs from harmonized corporate tax collection.

The 2010 federal budget committed to reviewing the taxation of corporate groups to determine whether a new approach could improve the functioning of the Canadian tax system.  Ontario is interested in working collaboratively with the business community, the federal government and the other provinces in developing a more efficient and competitive system of corporate group taxation.

Canada has a system for sharing the Corporate Income Tax base under which each province is entitled to tax the economic activity taking place within its jurisdiction. Any new approach to corporate group taxation must consider the impact on provincial revenues when losses are transferred from one province to offset income from economic activity in another province. The taxation of corporate groups must not distort the principles of interprovincial income allocation and should treat losses in a fair and reasonable manner.

While a new approach is being explored, Ontario calls upon the federal government to strengthen the integrity of the Canadian tax system by immediately taking action to prohibit transactions that result in the transfer of losses within corporate groups and across provincial borders.

Amendments Relating to the Taxation of Benefit Plans

Ontario recognizes the importance of employer-sponsored benefit plans to employees, retirees and their families. Benefit plans that hold sufficient funds to pay benefits over a longer period offer greater security for the recipients.  Proposed amendments to the Retail Sales Tax Act and the Corporations Tax Act would allow planholders that provide significant pre-funding to a qualifying trust to pay tax as benefits are paid, rather than on contributions. A qualifying trust must meet prescribed conditions and have sufficient contributions to provide more than three years of benefits to its members.

MODERNIZING ONTARIO'S PENSION SYSTEM

The government is committed to improving retirement income security and is consulting on different ideas to make it easier and less costly to save for retirement. A discussion paper entitled "Securing Our Retirement Future" was released on October 29, 2010.

The paper described possible changes, which would involve, among other things, innovative types of pension or retirement savings plan arrangements. These changes would require amendments to the federal Income Tax Act and pension legislation across Canada.

Currently, pension plans are based on the existence of an employer-employee relationship and require participation by an employer. Allowing financial institutions to administer defined contribution plans with participation from multiple employers and making these plans accessible to the self-employed could extend pension coverage to Canadians who currently lack access to pension plans.

In addition, pooling assets would increase the potential for economies of scale and lower costs to members. There are governance, regulatory and supervisory plan design issues that need to be resolved, in order to protect the interests of plan members.

The government is also considering the establishment of jointly governed, single-employer "target benefit plans" for employees who are represented by unions or "union-like organizations."  This initiative, proposed by Harry Arthurs in his report on behalf of the Ontario Expert Commission on Pensions, would help to address the issue of declining single-employer pension plan coverage.  As the discussion paper indicates, Ontario has committed to consulting with interested stakeholders, including Finance Canada, on the feasibility, design and implementation of these plans.

In 2009, the government amended legislation that expanded the mandate of the Ontario Teachers' Pension Plan Board and Ontario Municipal Employees Retirement System (OMERS) Administration Corporation.  They were allowed to compete with other financial institutions to provide pension administration and investment services to other pension plans and institutional investors in the public sector on a for-profit basis.

This change permitted large pension plans to offer their services to smaller pension plans to improve investment returns and/or lower the cost of plan administration for Ontario pension plans and others.  The amendment was consistent with the recommendations of the Expert Commission on Pensions.

The OMERS Administration Corporation and OMERS Sponsors Corporation have requested an amendment to the OMERS Act, 2006 that would change the eligibility rules to extend OMERS membership to employees of existing and future OMERS investment entities (e.g., authorized subsidiaries).  The government will seek the approval of the legislature to implement this change. Changes to the federal Income Tax Act may also be required to fully implement this proposal.

CHAPTER 6

HOW TO PARTICIPATE IN THE 2011 PRE-BUDGET CONSULTATIONS

HOW TO PARTICIPATE IN THE 2011 PRE-BUDGET CONSULTATIONS

The Minister of Finance will be hosting pre-budget consultations with individuals, organizations, associations and other stakeholders across the province as part of the McGuinty government's ongoing dialogue with the citizens of Ontario.

In particular, the Minister of Finance is interested in hearing Ontarians' views regarding what more the government can do to create jobs and improve services for people, while eliminating the deficit.

Below is information on how you can share your views and ideas for the upcoming 2011 Ontario Budget.

Written Submissions

Individuals and organizations can mail, email or fax submissions directly to the Minister of Finance.

Mailing Address

The Honourable Dwight Duncan

Minister of Finance

c/o Budget Secretariat

Frost Building North, 3rd Floor

95 Grosvenor Street

Toronto, ON  M7A 1Z1

Email Address

submissions@ontario.ca

Facsimile

416-325-0969

Online Submissions

Individuals can also submit ideas for the 2011 Budget by completing a form on the Ministry of Finance website at www.fin.gov.on.ca. Click on the "Pre-Budget Consultations" item in the Ontario's Fiscal Cycle menu.